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Exhibit 1

Second Quarter Report
 2005

MI Developments Inc.

PRESS RELEASE
MI DEVELOPMENTS ANNOUNCES 2005 SECOND QUARTER RESULTS

August 5, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and six months ended June 30, 2005. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS(1)
	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(in thousands, except per share figures)	2005	2004	2005	2004
Revenues	$36,217	$31,121	$72,701	$63,378
Net income(2)	$22,296	$11,905	$38,710	$23,174
Funds from operations ("FFO")(2),(3)	$26,377	$23,254	$52,870	$44,189
Diluted FFO per share(2),(3)	$0.55	$0.48	$1.10	$0.92

	MID CONSOLIDATED(1)
	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(in thousands, except per share figures)	2005	2004	2005	2004
Revenues
Real Estate Business	$36,217	$31,121	$72,701	$63,378
Magna Entertainment Corp. ("MEC")	181,341	191,451	435,369	484,125
Eliminations	(706)	—	(1,216)	—

	$216,852	$222,572	$506,854	$547,503

Net income (loss)
Real Estate Business(2)	$22,296	$11,905	$38,710	$23,174
MEC(4)	(15,857)	(8,221)	(18,656)	(1,969)
Eliminations	(3,209)	—	(3,642)	—

	$3,230	$3,684	$16,412	$21,205

Diluted earnings per share(2),(4)	$0.07	$0.08	$0.34	$0.44

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.
(2)
The Real Estate Business' results for the six months ended June 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes) incurred in the three months ended March 31, 2004; and (ii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates. Excluding the impact of these items, the Real Estate Business' net income for the three months ended June 30, 2004 was $13.9 million (FFO was unaffected), and for the six months ended June 30, 2004, the Real Estate Business' net income was $28.2 million, FFO was $47.2 million(3) , and diluted FFO per share was $0.98(3).
(3)
The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. This change in the FFO definition did not affect the FFO and diluted FFO per share previously reported for the second quarter of 2004. FFO and diluted FFO per share previously reported for the six months ended June 30, 2004 were $45.7 million ($47.3 million excluding the employee settlement expenses) and $0.95 per share ($0.98 per share excluding the employee settlement expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.
(4)
Net income (loss) for the three and six months ended June 30, 2005 includes the impact of non-cash write-downs of MEC's long-lived and intangible assets of $12.3 million (2004 — $26.7 million). The impact of these write-downs to MEC's segment net income for the three and six months ended June 30, 2005 was $5.9 million (2004 — $15.6 million).

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REAL ESTATE BUSINESS

Operating and Development Highlights

In respect of our core rental portfolio of Magna International facilities, we brought $9.0 million, or 134 thousand square feet, of facilities on-stream during the second quarter of 2005. These include expansions to a facility in Mexico of 94 thousand square feet and two facilities in Canada of 40 thousand square feet.

At June 30, 2005, MID's construction group had five properties under development: one in each of Canada and the U.S. and three in Austria. Once completed, these developments will add 495 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $37.7 million, of which $19.9 million had been spent as of June 30, 2005.

At June 30, 2005, the Real Estate Business had 26.1 million square feet of leaseable area, with annualized lease payments of $141.4 million, representing a return of 10.5% on the gross carrying value of our income-producing property portfolio.

Subsequent to the second quarter, we agreed to amend the existing project financing facilities provided to subsidiaries of MEC for construction at MEC's racetracks at Gulfstream Park in Florida and The Meadows in Pennsylvania by, among other things, (i) terminating the facility for construction of a racing and alternative gaming facility at The Meadows in the principal amount of $77.0 million (plus costs and capitalized interest) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the alternative gaming facility being built at Remington Park racetrack in Oklahoma (no advances had been made under The Meadows facility) and (ii) accelerating the time when MID will begin receiving principal and interest payments on amounts advanced under the project financings to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

"I am pleased with the continued strong performance of our Real Estate Business", said John Simonetti, Chief Executive Officer of MID. "Since becoming a public company in August 2003, we have consistently grown our core real estate portfolio and cash flows. We anticipate this trend continuing, particularly as the MEC related developments at Gulfstream and Remington are completed."

MEC Recapitalization Plan and Bridge Loan

On July 22, 2005, MEC announced a recapitalization plan (the "MEC Recapitalization Plan"), which was developed with input from MID's management and is intended to recapitalize MEC's balance sheet over the next 12 months through the sale of certain non-strategic real estate, racetracks and other assets. The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006.

In connection with the announcement of the MEC Recapitalization Plan, MID agreed to provide a 13-month bridge loan to MEC of up to $100.0 million. $50.0 million of the bridge loan was available for immediate drawdown by MEC, and the remaining $50.0 million can become available in equal tranches of $25.0 million on October 17, 2005 and January 16, 2006, subject to the satisfaction of certain conditions that are tied to the MEC Recapitalization Plan. To date, $30.0 million of the bridge loan has been drawn down by MEC. The bridge loan is expected to be repaid with proceeds generated from the sale of assets and/or equity raised pursuant to the MEC Recapitalization Plan.

The bridge loan is intended to provide MEC with immediate funding to address its short-term liquidity concerns and provide MEC with sufficient time to responsibly execute the MEC Recapitalization Plan. Mr. Simonetti commented, "MEC is poised for significant growth and as a major shareholder, we are pleased to see MEC taking steps to stabilize its capital structure and better realize its potential."

Three Months Ended June 30, 2005

For the three months ended June 30, 2005, revenues were $36.2 million, an increase of $5.1 million or 16% over revenues for the three months ended June 30, 2004 of $31.1 million. The higher revenues reflect $2.4 million of increases from completed development projects coming on-stream, an increase of $1.5 million due to the weaker U.S. dollar, contractual rent increases of $0.7 million, $0.7 million of interest income earned from MEC and the effect of subsidies and other items which increased revenues by $0.1 million, partially offset by increased straight-line rent reductions of $0.3 million.

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FFO in the three months ended June 30, 2005 was $26.4 million, or $0.55 per share, an increase of 13% compared to FFO in the prior year's comparable period. The increase in FFO of $3.1 million is due to the revenue increase of $5.1 million and a $1.0 million decrease in current income tax expense, partially offset by a $1.3 million increase in general and administrative expenses and an increase in net interest expense of $1.7 million.

During the second quarter, the Real Estate Business recognized a net gain of $9.3 million, or $5.9 million net of income taxes, on the disposal of two properties: a parcel of vacant land in Ontario, Canada, which was previously held for sale, and an income-producing property in Michigan, U.S.

Net income for the second quarter of 2005 was $22.3 million, an increase of $10.4 million over the prior year amount of $11.9 million. Excluding net gains on the sale of real estate and the related income tax expense, net income increased by $4.4 million due to increased revenues of $5.1 million and a reduction in income tax expense of $3.0 million, partially offset by a $1.3 million increase in general and administrative expenses, increased depreciation and amortization of $0.7 million and increased net interest expense of $1.7 million.

General and administrative expenses for the second quarter of 2005 include $0.8 million of costs incurred in association with MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder (collectively, the "Shareholder's Proposals"). Excluding these costs, general and administrative expenses increased by $0.5 million primarily due to the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

The increase in net interest expense relates to interest incurred on the Company's Cdn. $265.0 million of Senior Unsecured Debentures issued in December 2004 (the "Debentures"), partially offset by $0.3 million of interest capitalized related to projects under development and $1.5 million of interest income.

In the three months ended June 30, 2005, the Real Estate Business' income tax expense was $7.2 million, representing an effective income tax rate of 24.4%. Included in this amount is $3.4 million of income tax expense related to net gains on the sale of real estate in the quarter. Excluding these net gains and the related income tax expense, the Real Estate Business' income tax expense for the second quarter of 2005 was $3.8 million, representing an effective tax rate of 19.1%. The effective rate in the second quarter of 2004 was impacted by a $2.0 million future income tax charge resulting from changes in European tax rates. Excluding this charge, the effective tax rate for the three months ended June 30, 2004 was 26.2%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Six Months Ended June 30, 2005

For the six months ended June 30, 2005, revenues were $72.7 million, an increase of $9.3 million or 15% over revenues for the six months ended June 30, 2004 of $63.4 million. The higher revenues reflect $4.5 million of increases from completed development projects coming on-stream, an increase of $2.9 million due to the weaker U.S. dollar, contractual rent increases of $1.5 million and $1.2 million of interest income earned from MEC, partially offset by increased straight-line rent reductions of $0.6 million and the effect of subsidies and other items which reduced revenues by $0.2 million.

FFO in the six months ended June 30, 2005 was $52.9 million, or $1.10 per share, an increase of 12% compared to FFO in the prior year's comparable period, adjusted for the impact of employee settlement costs in the first quarter of 2004 of $3.9 million ($3.0 million net of income taxes). The increase in FFO of $5.7 million is due to the revenue increase of $9.3 million and a $2.3 million decrease in current income tax expense, partially offset by a $2.3 million increase in general and administrative expenses and an increase in net interest expense of $3.6 million.

Net income for the six months ended June 30, 2005 was $38.7 million, an increase of $15.5 million or 67% over the prior year amount of $23.2 million. Excluding net gains on the sale of real estate and the related income tax expense, net income increased by $9.4 million due to increased revenues of $9.3 million, a $1.6 million reduction in general and administrative expenses and reduced income tax expense of $3.7 million. These increases to net income were partially offset by an increase in depreciation and amortization of $1.6 million and increased net interest expense of $3.6 million.

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General and administrative expenses for the six months ended June 30, 2005 were $10.6 million, compared to $12.2 million for the six months ended June 30, 2004, a decrease of $1.6 million. General and administrative expenses for the first six months of 2005 include $2.6 million of costs incurred in association with the Shareholder's Proposals. General and administrative expenses for the first six months of 2004 included $3.9 million of employee settlement costs. Excluding these items, general and administrative expenses decreased by $0.3 million from $8.3 million in the first six months of 2004 to $8.0 million in the first six months of 2005 due primarily to reductions in salaries and benefits partially offset by the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

The increase in net interest expense relates to interest incurred on the Debentures, partially offset by $0.7 million of interest capitalized related to projects under development and $2.9 million of interest income.

In the six months ended June 30, 2005, the Real Estate Business' income tax expense was $10.9 million, representing an effective income tax rate of 22.0%. Excluding net gains from the sale of real estate and the related income tax expense, the Real Estate Business' income tax expense for the first half of 2005 was $7.5 million, representing an effective tax rate of 18.8%. Excluding the employee settlement expenses in the first quarter of 2004, and a future income tax charge of $2.0 million in the second quarter of 2004 resulting from changes in European tax rates, the Real Estate Business' effective tax rate was 26.5% in the first six months of 2004. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates and tax rate reductions in Germany and Austria.

MAGNA ENTERTAINMENT CORP.

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's financial results for the first and second quarters of 2005 reflect the full quarters' operations for all of MEC's racetracks and related pari-mutuel wagering operations. The comparative results for 2004 reflect the operations of Magna Racino™ and RaceONTV™, MEC's European simulcasting and distribution business, only from April 4, 2004, the date on which operations commenced.

Revenues for the second quarter and first six months of 2005 decreased 5% to $181.3 million and 10% to $435.4 million, respectively, from the prior year comparable periods. The decrease in revenue in the second quarter of 2005 is primarily attributable to the expiry of the lease on MEC's Bay Meadows site on December 31, 2004, partially offset by a change in the racing calendar at Golden Gate Fields, additional golf course access fees due to the renewal of the access fee agreements in November 2004 and additional revenues on sales of housing units and lots in MEC's European residential real estate development. The decrease in revenue for the first six months of 2005 is primarily attributable to the expiry of the Bay Meadows lease, a change in the racing calendar at Golden Gate Fields, interruptions of racing operations at Gulfstream Park due to its redevelopment project and lower wagering at Santa Anita Park due to excessive rainfall, partially offset by additional golf course access fees and additional revenues on sales of housing units and lots in MEC's European residential real estate development.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), excluding the impact of dilution gains (losses) and minority interest, was a loss of $6.6 million for the second quarter in 2005, compared to a loss of $15.2 million in the prior year. EBITDA was $6.9 million in the six months ended June 30, 2005, compared to $19.3 million in the prior year. EBITDA was adversely impacted by non-cash write-downs of long-lived and intangible assets of $12.3 million in the second quarter of 2005 relating to Flamboro Downs' racing license and $26.7 million in the second quarter of 2004 relating to the major redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park. EBITDA for the three and six months ended June 30, 2004 also included gains on disposal of real estate of $7.0 million and $9.6 million, respectively, with no such gains occurring in 2005. Excluding the non-cash write-downs of long-lived and intangible assets and the gains on disposal of real estate, the $1.3 million improvement in EBITDA for the three months ended June 30, 2005 is primarily attributable to the reductions in revenue discussed previously, offset by related reductions in purses, awards and operating costs. Excluding the non-cash write-downs of long-lived and intangible assets and the gains on disposal of real estate, the $17.3 million decline in EBITDA

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for the six months ended June 30, 2005 is primarily attributable to higher losses at MEC's European operations, which were fully operational during 2005, and the reductions in revenue discussed previously, offset by related reductions in purses, awards and operating costs.

MEC incurred a net loss for the three months and six months ended June 30, 2005 of $15.9 million and $18.7 million, respectively, compared to a net loss of $8.2 million and $2.0 million, respectively, in the prior year. The net loss was adversely impacted by non-cash write-downs relating to long-lived and intangible assets, net of related income taxes and minority interest, of $5.9 million in the second quarter of 2005 and $15.6 million in the second quarter of 2004. Excluding the non-cash write-downs of long-lived and intangible assets, the increase in net loss in the three and six months ended June 30, 2005 of $17.4 million and $26.4 million, respectively, compared to the prior year, is primarily due to the reduced EBITDA as noted previously, higher interest expense primarily as a result of increased borrowings, increased depreciation expense and increased income tax expense due to the tax benefit of losses not being recognized in 2005 for the majority of MEC's operations.

At the end of the second quarter of 2005, the market value of MID's shareholding in MEC was $355.0 million, based on the closing price of $5.65 per share for MEC Class A Subordinated Voting Stock (NASDAQ: MECA) on that date.

OTHER MATTERS

Dividends

MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the second quarter ended June 30, 2005. A dividend of $0.15 per share is payable on or after September 15, 2005 to shareholders of record at the close of business on August 31, 2005.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and will vigorously defend against it.

FORWARD-LOOKING STATEMENTS

The contents of this press release contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release, MID uses words such as "will", "expect", "should" and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004 Restated(2)	2005	2004 Restated(2)
Net income(1)	$22,296	$11,905	$38,710	$23,174
Add back (deduct) non-cash items:
Depreciation and amortization	9,202	8,518	18,474	16,872
Future income taxes(3)	835	2,831	1,740	4,011
(Gain) loss on disposal of real estate(4)	(5,956)	—	(6,054)	132

Funds from operations(1)	$26,377	$23,254	$52,870	$44,189

Funds from operations per share
Basic and diluted (1)	$0.55	$0.48	$1.10	$0.92

Average number of shares outstanding (thousands)
Basic	48,260	48,160	48,244	48,149
Diluted	48,308	48,215	48,305	48,204

(1)
The Real Estate Business' results for the six months ended June 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes) incurred in the three months ended March 31, 2004; and (ii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates. Excluding the impact of these items, the Real Estate Business' net income for the three months ended June 30, 2004 was $13.9 million, and for the six months ended June 30, 2004, the Real Estate Business' net income was $28.2 million, FFO was $47.2 million(2), and diluted FFO per share was $0.98(2).
(2)
RealPac announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the second quarter of 2004 were $23.3 million and $0.48 per share, respectively. FFO and diluted FFO per share previously reported for the six months ended June 30, 2004 were $45.7 million ($47.3 million excluding the employee settlement expenses) and $0.95 per share ($0.98 per share excluding the employee settlement expenses), respectively.
(3)
In the United States of America, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.
(4)	The gain on disposal of real estate for the three and six month periods ended June 30, 2005 are deducted in the computation of FFO net of related current income tax expense of $3.4 million.

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Management's Discussion and Analysis of Operations and Financial Position

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and six months ended June 30, 2005. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 and the audited consolidated financial statements for the year ended December 31, 2004, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at August 4, 2005. Additional information relating to MID, including the Annual Information Form dated March 29, 2005, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties in North America and Europe (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("Magna Entertainment" or "MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

Several of MEC's racetrack properties, including the surrounding under-utilized lands, are located in premier urban real estate markets in the United States and are slated by MEC for development. MEC is also well-positioned to add alternative gaming at certain of its racetrack facilities. MID's relationship with MEC provides the Real Estate Business with the opportunity to participate in the development of these properties, including the development of alternative gaming facilities.

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (Magna Entertainment). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (representing a 59% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 47% of the Company's consolidated total assets as at June 30, 2005 and 86% of the Company's consolidated revenues for the six months ended June 30, 2005. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The following tables reflect the changes in the average exchange rates during the three and six months ended June 30, 2005 and 2004, as well as the exchange rates as at June 30, 2005 and December 31, 2004, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

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	Average exchange rates for the three months ended June 30,			Average exchange rates for the six months ended June 30,
	2005	2004	Change	2005	2004	Change
1 Canadian dollar equals U.S. dollars	0.803	0.735	9%	0.810	0.747	8%
1 euro equals U.S. dollars	1.255	1.139	12%	1.283	1.227	5%

	Exchange rates as at
	June 30, 2005	December 31, 2004	Change
1 Canadian dollar equals U.S. dollars	0.816	0.831	(2%	)
1 euro equals U.S. dollars	1.210	1.354	(11%	)

The results of Canadian and European operations are translated into U.S. dollars using the average exchange rates for the periods as shown in the preceding tables. The significant changes in these foreign exchange rates for the periods impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but has not and will not enter into such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

MEC Recapitalization Plan and Financing

On July 22, 2005, in connection with the recapitalization plan announced on the same day by MEC (the "MEC Recapitalization Plan"), MID agreed to cause one of its wholly-owned subsidiaries (the "MID Lender") to enter into two loan agreements with MEC and amend an existing loan agreement (the "Financing Agreements").

MEC Recapitalization Plan

The MEC Recapitalization Plan, which was developed with input from management of MID, is intended to recapitalize MEC's balance sheet over the next 12 months through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million, with proceeds realized from those asset sales being applied to reduce debt (including amounts owed under the bridge loan discussed below). MEC's recently announced proposed sale of the racetrack at Flamboro Downs (see "SIGNIFICANT EVENTS — MEC's Sale of Flamboro Downs") is the first of such asset dispositions. The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of such an equity offering would be used by MEC to further reduce debt and for general corporate purposes.

Bridge Loan

Under the Financing Agreements, the MID Lender is providing MEC with a 13-month bridge loan of up to $100.0 million. $50.0 million of the bridge loan has been made available for drawdown by MEC, and the remaining $50.0 million can become available in equal tranches of $25.0 million on October 17, 2005 and January 16, 2006, subject to the satisfaction of certain conditions including, among other things, MEC establishing to the MID Lender's satisfaction that MEC has achieved certain milestones under the MEC Recapitalization Plan. On July 27, 2005, $30.0 million was advanced to MEC under the bridge loan. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan.

The bridge loan has a term expiring August 31, 2006 and bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9%. The MID Lender received an arrangement

8    MI Developments Inc.      2005

fee of $1.0 million at closing and will receive an additional $0.5 million on each date (if any) on which the applicable conditions are satisfied and any or all of the second or third tranche becomes available to MEC. In addition, MEC will pay an annual commitment fee equal to 1% of the undrawn facility. The interest rates and fees reflect MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's revised business plan pursuant to the MEC Recapitalization Plan and the security package for the bridge loan. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC's existing lenders.

The bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream project financing facility), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). In addition, MEC has pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provided negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries. The guarantee of the bridge loan by the MEC subsidiaries operating The Meadows is subject to regulatory approval. The security over The Meadows may be subordinated to new third party financings of up to $200.0 million for the construction of a racing and alternative gaming facility at The Meadows.

As required under the closing conditions of the bridge loan, effective July 27, 2005, MEC amended and extended its senior secured revolving bank credit facility in the amount of $50.0 million (the "MEC Credit Facility"). The term of the MEC Credit Facility has been extended to July 31, 2006. The existing financial covenants were replaced with an earnings before interest, taxes, deprecation and amortization ("EBITDA") maintenance test relating to Santa Anita Park and Golden Gate Fields. The bridge loan contains identical financial covenants. As well, mandatory repayment provisions have been added to the MEC Credit Facility and interest rates have been changed such that borrowings are now available by way of U.S. base rate loans plus 3.0% or LIBOR loans plus 4.0%, in each case per annum.

Project Financings

Under the Financing Agreements, the existing project financing facilities provided to subsidiaries of MEC for construction at MEC's racetracks at Gulfstream Park in Florida (the "Gulfstream Park project financing") and The Meadows in Pennsylvania have been amended by, among other things, (i) terminating the facility (which was undrawn) for construction of a racing and alternative gaming facility at The Meadows in the principal amount of $77.0 million (plus costs and capitalized interest) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the alternative gaming facility being built at Remington Park racetrack in Oklahoma (the "Remington Park project financing"); and (ii) accelerating the time when principal and interest payments on amounts advanced under the Gulfstream Park project financing will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements). The Remington Park project financing facility is subject to regulatory and other approvals. The closing of the Remington Park project financing will be held in escrow pending receipt of these approvals.

The $34.2 million Remington Park project financing will be made available by the MID Lender to the wholly-owned subsidiary of MEC that operates Remington Park to finance the build-out of an alternative gaming facility. Advances under the facility will be made available by way of progress draw advances to fund the capital expenditures relating to the development, design and construction of the alternative gaming facility at Remington (including the purchase and installation of gaming devices).

The terms of the Remington Park project financing take into account that it is part of the package of project financings provided to MEC by the MID Lender that includes the Gulfstream Park project. As a result, similar to the Gulfstream Park project financing, the Remington Park project financing has a term of 10 years from the completion date of the alternative gaming facility at Remington Park, which is anticipated to occur by November 2005. Prior to the completion date, amounts outstanding under the Remington Park project financing will bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of LIBOR

MI Developments Inc.      2005    9

borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the Remington Park project financing will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually, which rate reflects MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with the borrower, taking into consideration, among other things, the anticipated cash flows from the Remington Park alternative gaming operations and the security package for this facility. Prior to January 1, 2007, interest will be deferred. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on such date. Following the completion of the alternative gaming facility, certain cash from the operations of the borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing.

The Remington Park and Gulfstream Park project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing facility will be secured by all assets of the borrower, excluding licences and permits (which cannot be subject to security under applicable legislation), and will be guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility and (until the alternative gaming facility is completed) by MEC. The security package includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the amended Gulfstream Park project financing, as discussed below). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

The Gulfstream Park project financing facility is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licenses and permits (which cannot be subject to security under applicable legislation). The guarantee of the Gulfstream Park project financing by the MEC subsidiary that operates Remington Park is subject to regulatory and other approvals. If these approvals are not obtained, MEC will provide a limited recourse guarantee of the Gulfstream Park and the Remington Park project financings.

MEC's Sale of Flamboro Downs

On July 6, 2005, MEC entered into an agreement in principle with Great Canadian Gaming Corporation ("GCGC") under which GCGC has agreed to acquire all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC, which owns and operates Flamboro Downs. The proposed transaction is subject to required regulatory approvals, the completion of customary due diligence and the negotiation of a definitive purchase and sale agreement. The agreement in principle terminates on August 31, 2005. Under the terms of the agreement, GCGC will pay aggregate consideration of approximately $64.0 million (comprised of Cdn. $50.0 million and $23.6 million) payable in cash and assumption of ORI's existing debt. GCGC has deposited $3.0 million in trust that will be payable to MEC if the proposed transaction is not completed prior to August 31, 2005, subject to obtaining the required regulatory approvals pursuant to a definitive purchase agreement. MEC has also granted GCGC an exclusivity period with respect to the sale of Flamboro Downs, which period will expire on August 31, 2005.

Based on the fair value proposed by this transaction for certain assets of Flamboro Downs, MEC performed impairment testing of these assets as at June 30, 2005. As a result, a non-cash impairment charge of $12.3 million before income taxes, or $10.0 million after income taxes, was required for Flamboro Downs' racing license in the three months ended June 30, 2005.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and will vigorously defend against it.

10    MI Developments Inc.      2005

REAL ESTATE BUSINESS

Overview

The Real Estate Business of MID comprises a global portfolio of 107 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 26.1 million square feet of leaseable area with a net book value of approximately $1.1 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. ("Magna") and its wholly-owned global operating groups (Cosma, Closures, Decoma, Interiors, Magna Donnelly, Magna Powertrain, Magna Steyr and Seating, collectively, the "Magna Group") are the tenants of all but three of the income-producing properties. The Magna Group, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.

The terms of the Real Estate Business' lease arrangements with the Magna Group generally provide for the following:

•
Leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
Rent escalations based on either fixed-rate steps or inflation;

•
Renewal options tied to market rental rates or inflation;

•
Environmental indemnities from the tenant; and

•
Tenant's right of first refusal on sale of property.

Highlights

	Three months ended June 30,			Six months ended June 30,
(in millions, except per share information)
	2005	2004	Change	2005	2004	Change
Revenues	$36.2	$31.1	16%	$72.7	$63.4	15%
Net income(1)	$22.3	$11.9	87%	$38.6	$23.2	66%
Funds from operations ("FFO")(1), (2)	$26.4	$23.3	13%	$52.9	$44.2	20%
Diluted FFO per share(1), (2)	$0.55	$0.48	15%	$1.10	$0.92	20%

	As at
(in millions, except number of properties)	June 30, 2005	December 31, 2004	Change
Number of income-producing properties	107	107	—
Leaseable area (sq.ft.)	26.1	25.6	2%
Annualized lease payments ("ALP")(3)	$141.4	$141.9	—
Income-producing property, gross ("IPP")	$1,349.7	$1,385.1	(3%	)
ALP as percentage of IPP	10.5%	10.2%

(1)
The Real Estate Business' results for the six months ended June 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes) incurred in the three months ended March 31, 2004; and (ii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates. Excluding the impact of these items, the Real Estate Business' net income for the three months ended June 30, 2004 was $13.9 million (FFO was unaffected), and for the six months ended June 30, 2004, the Real Estate Business' net income was $28.2 million, FFO was $47.2 million(2), and diluted FFO per share was $0.98(2).

MI Developments Inc.      2005    11

(2)
The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. This change in the FFO definition did not affect the FFO and diluted FFO per share previously reported for the second quarter of 2004. FFO and diluted FFO per share previously reported for the six months ended June 30, 2004 were $45.7 million ($47.3 million excluding the employee settlement expenses) and $0.95 per share ($0.98 per share excluding the employee settlement expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the tables under the headings "REAL ESTATE BUSINESS — Results of Operations — For the Three Months Ended June 30, 2005 — Funds From Operations" and "REAL ESTATE BUSINESS — Results of Operations — For the Six Months Ended June 30, 2005 — Funds From Operations".

(3)
Annualized lease payments represent what the total annual rent of the Company would be if the lease payments as at the last day of the period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the period as noted previously in the table under the heading "GENERAL — Foreign Currencies".

Results of Operations — For the Three Months Ended June 30, 2005

Rental Revenue

Rental revenue, three months ended June 30, 2004	$31.1
Completed projects on-stream	2.4
Effect of changes in foreign currency exchange rates	1.5
Contractual rent increases	0.7
Decrease in straight-line rent adjustment	(0.3)
Subsidies and other	0.1

Rental revenue, three months ended June 30, 2005	$35.5

The strengthening of the average exchange rates for the euro and Canadian dollar against the U.S. dollar had a positive effect on reported U.S. dollar rental revenues.

Interest Income from MEC

Interest income from MEC of $0.7 million for the three months ended June 30, 2005 represents the interest charged to a subsidiary of MEC in relation to the Gulfstream Park project financing.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2005 were $5.2 million, compared to $3.9 million for the three months ended June 30, 2004, an increase of $1.3 million. General and administrative expenses for the second quarter of 2005 include $0.8 million of costs incurred in association with MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals requisitioned by one of MID's shareholders to have MID (i) dispose of its equity stake in MEC; and (ii) convert into a REIT or other income-oriented investment vehicle (collectively, the "Shareholder's Proposals"). Excluding these costs, general and administrative expenses increased by $0.5 million, primarily due to the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 8% to $9.2 million for the three months ended June 30, 2005, compared to $8.5 million in the three months ended June 30, 2004, due primarily to $0.6 million of additional depreciation from new projects brought on-stream since June 30, 2004.

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Interest Expense (Income), net

Net interest expense (excluding interest income from MEC discussed previously) was $1.6 million in the three months ended June 30, 2005, compared to $0.1 million of interest income for the three months ended June 30, 2004. The increase in net interest expense for the second quarter of 2005 relates to interest incurred on the Company's Cdn. $265.0 million of Senior Unsecured Debentures issued in December 2004 (the "Debentures"), partially offset by $0.3 million of interest capitalized related to projects under development and $1.5 million of interest income.

Gain on Disposal of Real Estate

In the three months ended June 30, 2005, the Real Estate Business recognized a net gain of $9.3 million on the disposal of a parcel of vacant land in Ontario, Canada, which was previously held for sale, and an income-producing property in Michigan, U.S. No gain or loss on the disposal of real estate occurred in the three months ended June 30, 2004.

Income Taxes

As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. In the three months ended June 30, 2005, the Real Estate Business' income tax expense was $7.2 million, representing an effective income tax rate of 24.4%. Included in this amount is $3.4 million of income tax expense related to gains on the sale of real estate in the quarter. Excluding these gains and the related income tax expense, the Real Estate Business' income tax expense for the second quarter of 2005 was $3.8 million, representing an effective tax rate of 19.1%. The effective rate in the second quarter of 2004 was impacted by a $2.0 million future income tax charge resulting from changes in European tax rates. Excluding this charge, the effective tax rate for the three months ended June 30, 2004 was 26.2%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

The Real Estate Business' net income increased by 87%, or $10.3 million, from $11.9 million of net income in the second quarter of 2004 to $22.3 million for the three months ended June 30, 2005. The increase resulted from increased revenues of $5.1 million and increased gains on disposal of real estate of $9.3 million. These increases to net income were partially offset by a $1.3 million increase in general and administrative expenses, increased depreciation and amortization of $0.7 million, increased net interest expense of $1.7 million and increased income tax expense of $0.3 million.

MI Developments Inc.      2005    13

Funds From Operations

	Three months ended June 30,
(in thousands, except per share information)	2005	2004 Restated(2)	Change
Net income(1)	$22,296	$11,905	86%
Add back (deduct) non-cash items:
Depreciation and amortization	9,202	8,518	8%
Future income taxes(3)	835	2,831	(71%	)
(Gain) loss on disposal of real estate(4)	(5,956)	—

FFO(1)	$26,377	$23,254	13%
Diluted FFO per share(1)	$0.55	$0.48	15%
Diluted shares outstanding	48,308	48,215

(1)
Refer to footnote 1 under "REAL ESTATE BUSINESS — Highlights".

(2)
Refer to footnote 2 under "REAL ESTATE BUSINESS — Highlights".

(3)
In the United States, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.

(4)
The gain on disposal of real estate for the three and six month periods ended June 30, 2005 is deducted in the computation of FFO net of related current income tax expense of $3.4 million.

The improvement in the Real Estate Business' FFO to $26.4 million for the three months ended June 30, 2005, compared to the FFO for the three months ended June 30, 2004, is due to a revenue increase of $5.1 million and a $1.0 million decrease in current income tax expense, partially offset by a $1.3 million increase in general and administrative expenses and an increase in net interest expense of $1.7 million.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q3'03(1)	Q4'03(1)	Q1'04(1)	Q2'04(1)	Q3'04(1)	Q4'04(1)	Q1'05	Q2'05
FFO(2)	$20,165	$22,606	$20,935	$23,254	$19,844	$26,575	$26,493	$26,377
Diluted FFO per share(2)	$0.42	$0.47	$0.43	$0.48	$0.41	$0.55	$0.55	$0.55

Diluted shares outstanding	48,130	48,140	48,195	48,215	48,160	48,184	48,299	48,308

(1)
Amounts have been restated to reflect RealPac's revised definition of FFO — Refer to footnote 1 under "REAL ESTATE BUSINESS — Highlights" for further details.

(2)
FFO for 2005 includes $2.6 million of costs ($1.7 million net of income taxes) incurred in association with the Shareholder's Proposals (Q1 — $1.8 million, $1.2 million net of income taxes; Q2 — $0.8 million, $0.5 million net of income taxes). FFO for 2004 includes (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), and (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter related to the Proposed MEC Privatization.

14    MI Developments Inc.      2005

Annualized Lease Payments

Annualized lease payments, as at March 31, 2005	$144.5
Completed projects on-stream	1.4
Contractual rent increases	0.2
Effect of changes in foreign currency exchange rates	(4.3)
Subsidies and other	(0.4)

Annualized lease payments, as at June 30, 2005	$141.4

Annualized lease payments at June 30, 2005 were $141.4 million, a decrease of $3.1 million or 2% compared to annualized lease payments of $144.5 million at March 31, 2005. Annualized lease payments increased by $1.4 million from completed projects brought on-stream, including (i) the final stages of the facility in Bowling Green, Kentucky, which increased annualized lease payments by $0.6 million; and (ii) the completion of three expansion projects with 134 thousand square feet of leaseable area, which contributed $0.8 million. Contractual rent increases were realized on approximately 0.8 million square feet of leaseable area with associated increases in annualized lease payments of $0.2 million. These increases were offset by reduced annualized lease payments of $4.3 million due to the increase in the value of the U.S. dollar against the euro and Canadian dollar at June 30, 2005, compared to March 31, 2005, and $0.4 million due to subsidies received from governments and other adjustments.

The annualized lease payments by currency at June 30, 2005 and March 31, 2005 were as follows:

	June 30, 2005		March 31, 2005
euro	$58.1	41%	$61.7	43%
Canadian dollar	42.4	30	42.4	29
U.S. dollar	38.8	27	38.1	26
Other	2.1	2	2.3	2

	$141.4	100%	$144.5	100%

Results of Operations — For the Six Months Ended June 30, 2005

Rental Revenue

Rental revenue, six months ended June 30, 2004	$63.4
Completed projects on-stream	4.5
Effect of changes in foreign currency exchange rates	2.9
Contractual rent increases	1.5
Decrease in straight-line rent adjustment	(0.6)
Subsidies and other	(0.2)

Rental revenue, six months ended June 30, 2005	$71.5

The strengthening of the average exchange rates for the euro and Canadian dollar against the U.S. dollar had a positive effect on reported U.S. dollar rental revenues.

Interest Income from MEC

$1.2 million of interest income was earned in the six months ended June 30, 2005 from the Gulfstream Park project financing.

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General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2005 were $10.6 million, compared to $12.2 million for the six months ended June 30, 2004, a decrease of $1.6 million. General and administrative expenses for the first six months of 2005 include $2.6 million of costs incurred in association with the Shareholder's Proposals. General and administrative expenses for the first six months of 2004 included $3.9 million of employee settlement costs. Excluding these items, general and administrative expenses decreased from $8.3 million in the first six months of 2004 to $8.0 million in the first six months of 2005 due primarily to reductions in salaries and benefits being partially offset by increases in general and administrative expenses due to the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 9% to $18.5 million for the six months ended June 30, 2005, compared to $16.9 million in the six months ended June 30, 2004. New projects brought on-stream since June 30, 2004 accounted for $1.1 million of this increase. The remaining increase was primarily a result of the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Interest Expense (Income), net

Net interest expense (excluding interest income from MEC discussed previously) was $3.3 million in the six months ended June 30, 2005, compared to $0.3 million of interest income for the six months ended June 30, 2004. The increase in net interest expense for the first six months of 2005 relates to interest incurred on the Company's Debentures, partially offset by $0.7 million of interest capitalized related to projects under development and $2.9 million of interest income.

Gain (Loss) on Disposal of Real Estate

In the six months ended June 30, 2005, the Real Estate Business recognized a net gain of $9.4 million on the disposal of three properties held for sale and one income-producing property, compared to a $0.1 million loss in the six months ended June 30, 2004.

Income Taxes

In the six months ended June 30, 2005, the Real Estate Business' income tax expense was $10.9 million, representing an effective income tax rate of 22.0%. Included in this amount is $3.4 million of income tax expense related to gains on the sale of real estate in the quarter. Excluding these gains and the related income tax expense, the Real Estate Business' income tax expense for the second quarter of 2005 was $7.5 million, representing an effective tax rate of 18.8%. The effective rate in the first six months of 2004 was impacted by (i) $3.9 million of employee settlement expenses, including $1.4 million of non-deductible stock-based compensation expense, and (ii) a $2.0 million future income tax charge resulting from changes in European tax rates. Excluding the impact of these items, the income tax expense for the first six months of 2004 was $10.1 million, representing an effective tax rate of 26.5%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates, and tax rate reductions in Germany and Austria.

Net Income

The Real Estate Business' net income increased by 67%, or $15.5 million, from $23.2 million of net income in the first six months of 2004 to $38.7 million for the six months ended June 30, 2005. The increase resulted from increased revenues of $9.3 million, a $1.6 million reduction in general and administrative expenses, increased gains on disposal of real estate of $9.5 million and reduced income tax expense of $0.3 million. These increases to net income were partially offset by an increase in depreciation and amortization of $1.6 million and increased net interest expense of $3.6 million.

16    MI Developments Inc.      2005

Funds From Operations

	Six months ended June 30,
(in thousands, except per share information)	2005	2004 Restated(2)	Change
Net income(1)	$38,710	$23,174	67%
Add back (deduct) non-cash items:
Depreciation and amortization	18,474	16,872	9%
Future income taxes(3)	1,740	4,011	(57%	)
(Gain) loss on disposal of real estate(4)	(6,054)	132

FFO(1)	$52,870	$44,189	20%
Diluted FFO per share(1)	$1.10	$0.92	20%
Diluted shares outstanding	48,305	48,204

(1)
Refer to footnote 1 under "REAL ESTATE BUSINESS — Highlights".

(2)
Refer to footnote 2 under "REAL ESTATE BUSINESS — Highlights".

(3)
Refer to footnote 3 under "REAL ESTATE BUSINESS — Results of Operations — For the Three Months Ended June 30, 2005 — Funds From Operations".

(4)
Refer to footnote 4 under "REAL ESTATE BUSINESS — Results of Operations — For the Three Months Ended June 30, 2005 — Funds From Operations".

Excluding the $3.9 million ($3.0 million net of income taxes) of employee settlement expenses incurred in the first quarter of 2004, the improvement in the Real Estate Business' FFO to $52.9 million for the six months ended June 30, 2005, compared to the FFO for the six months ended June 30, 2004, is due to the revenue increase of $9.3 million and a $2.3 million decrease in current income tax expense, partially offset by a $2.3 million increase in general and administrative expenses and an increase in net interest expense of $3.6 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2004	$141.9
Completed projects on-stream	4.6
Contractual rent increases	2.1
Effect of changes in foreign currency exchange rates	(6.5)
Subsidies and other	(0.7)

Annualized lease payments, as at June 30, 2005	$141.4

Annualized lease payments at June 30, 2005 were $141.4 million, a decrease of $0.5 million compared to annualized lease payments of $141.9 million at December 31, 2004. Annualized lease payments increased by $4.6 million from completed projects brought on-stream, including (i) the completion of the remaining 221 thousand square feet of the 938 thousand square foot Bowling Green, Kentucky facility, which increased annualized lease payments by $2.2 million; (ii) the completion and acquisition of seven expansion projects with 233 thousand square feet of leaseable area, which contributed $1.7 million; (iii) the acquisition of a 131 thousand square foot building in Brampton, Ontario, which contributed $0.6 million; and (iv) refurbishments to existing facilities, which contributed $0.1 million. Contractual rent increases were realized on approximately 9.1 million square feet of leaseable area with associated increases in annualized lease payments of $2.1 million. These increases were exceeded by reduced annualized lease payments of $6.5 million due to the increase in the value of the U.S. dollar against the euro and Canadian dollar at June 30, 2005, compared to December 31, 2004, and $0.7 million due to subsidies received from governments and other adjustments.

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The annualized lease payments by currency at June 30, 2005 and December 31, 2004 were as follows:

	June 30 2005		December 31, 2004
euro	$58.1	41%	$62.8	44%
Canadian dollar	42.4	30	40.9	29
U.S. dollar	38.8	27	35.9	25
Other	2.1	2	2.3	2

	$141.4	100%	$141.9	100%

Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $48.9 million in the six months ended June 30, 2005, compared to $45.8 million in the six months ended June 30, 2004. The increase of $3.1 million is due primarily to increases in net income of $6.0 million (excluding gains (losses) on disposal of real estate), depreciation and amortization expense of $1.6 million and straight-line rent reductions of $0.6 million, which were partially offset by non-cash interest income of $1.2 million, a $2.3 million reduction in future income tax expense and a $1.6 million decrease in stock-based compensation.

For the six months ended June 30, 2005, the Real Estate Business generated cash of $3.3 million from changes in non-cash balances, compared to $9.8 million of cash generated from changes in non-cash balances in the first six months of 2004. The decrease of $6.5 million over the prior year is due to accounts receivable collected in the prior year of $3.8 million, increases in prepaid expenses of $0.9 million and increased payments of accounts payable and accrued liabilities of $4.6 million, partially offset by increases in income taxes payable of $2.8 million. The receivables collected in the prior year relate to rent outstanding back to December 31, 2003 due to revisions in the lease terms for one of the Real Estate Business' facilities prior to MID's spin-off from Magna.

Cash Used in Investing Activities

For the six months ended June 30, 2005, the Real Estate Business spent $39.2 million ($16.1 million in the second quarter) on real estate property expenditures and received proceeds from the sale of real estate properties of $17.7 million ($15.6 million in the second quarter). Cash used in investing activities by the Real Estate Business also includes $19.9 million ($8.5 million in the second quarter) of advances under the Gulfstream Park project financing.

Cash Used in Financing Activities

In the six months ended June 30, 2005, the Real Estate Business generated $1.8 million of cash from the issuance of 70 thousand Class A Subordinate Voting Shares upon the exercise of stock options in the first quarter. In addition, $0.2 million ($0.1 million in the second quarter) of repayments of long-term debt were made. The Company paid out dividends of $11.6 million during the three and six months ended June 30, 2005. For further details regarding dividends, refer to the section entitled "DIVIDENDS".

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Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	June 30, 2005	December 31, 2004
Income-producing real estate properties	$1,147.8	$1,189.4
Properties held for development	100.9	105.4
Properties under development	19.9	31.5
Properties held for sale	25.4	31.4

Real estate properties, net	$1,294.0	$1,357.7

Income-Producing Properties

At June 30, 2005, the Real Estate Business had 107 income-producing properties under operating leases, representing 26.1 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by the Magna Group primarily to provide automotive parts and modules for assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of the Magna Group. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico and five other countries.

The book value of the income-producing portfolio by country as at June 30, 2005 was as follows:

	Book Value	Percent of Total
Canada	$345.1	30%
Austria	335.8	29
U.S.	246.9	22
Germany	110.5	10
Mexico	71.3	6
Other countries	38.2	3

	$1,147.8	100%

Properties Under Development

Development properties consist of projects currently in progress. At June 30, 2005, there were five properties under development, including one in each of Canada and the U.S. and three in Austria. These developments include a new greenfield construction project and expansions to existing facilities and, when completed, will add 0.5 million square feet to the Real Estate Business' income-producing portfolio. The total anticipated costs related to these projects are approximately $37.7 million, of which $19.9 million had been spent as of June 30, 2005.

Properties Held for Development

At June 30, 2005, the Real Estate Business had 701.6 acres of land with a net book value of $100.9 million held for future development, down from 719.5 acres of land with a net book value of $105.4 million at December 31, 2004. The $4.5 million decrease in the net book value of properties held for development during the six months ended June 30, 2005 was due to the following reasons:

•
the transfer of land with net book value of $2.2 million into income-producing property; and

•
the strengthening of the U.S. dollar against the euro and the Canadian dollar, resulting in a decrease of $2.3 million in properties held for development.

Properties Held for Sale

At June 30, 2005, properties held for sale had a net book value of $25.4 million, compared to a net book value of $31.4 million at December 31, 2004. The decrease in book value is caused primarily by the disposal of vacant land in Mississauga, Ontario in the second quarter. In the U.S., properties held for sale had a net book value of $19.4 million and included a 273.0 acre parcel of vacant land. In Canada, properties held for sale had a net book value of $5.9 million and included three parcels of vacant land totaling 32.1 acres.

MI Developments Inc.      2005    19

MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, Ontario, Canada and Ebreichsdorf, Austria. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. At the end of the fourth quarter of 2004, MEC ceased operations at Bay Meadows and Multnomah Greyhound Park as these were operations in leased facilities and the leases were not renewed. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering business known as MagnaBet™. MEC also owns and operates HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HRTV™. HRTV™ is currently distributed to more than 11 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. MEC also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to MEC's racetracks, MEC owns a significant real estate portfolio, which includes two golf courses and related recreational facilities, as well as three residential developments in various stages of development in Austria, the United States and Canada. MEC is also working with potential developers and strategic partners for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of MEC's premier racetracks. While MEC is exploring the development of some of its real estate, MEC intends to continue to sell its remaining property held for sale (which had a book value of $2.5 million as of June 30, 2005) and may also sell its residential developments and certain other real estate in order to generate additional capital for its racing business.

Recent Developments and Initiatives

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors that will determine the viability and profitability of such an operation at one of MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms, and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. Alternative gaming legislation passed in each of Pennsylvania and Oklahoma in 2004 and an initiative is currently underway to implement legislation governing slot machine operations at certain pari-mutuel facilities in Broward County, Florida.

(a)   Pennsylvania

  The Pennsylvania Race Horse Development and Gaming Act (the "Act") was passed and signed into legislation in July 2004. The legislation authorizes the granting of slot machine licenses to up to seven

20    MI Developments Inc.      2005

  Category 1 licensed facilities (i.e. racetracks) and up to five Category 2 licensed facilities (i.e. non-tracks), along with limited licenses to up to two Category 3 licensed facilities (i.e. resort hotels). Those racetracks and non-track facilities that successfully apply for slot machine licenses will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional machines per facility with the approval of the Pennsylvania Gaming Control Board ("PGCB"). The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

  Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts ("Gross Terminal Revenues") to the State Gaming Fund, 4% of its Gross Terminal Revenues as a local share assessment, 5% of its Gross Terminal Revenues to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its Gross Terminal Revenues to a pool (the "Horsemen Pool") for distribution to each racetrack's horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horseracing, they will contribute to the Horsemen Pool that portion of their Gross Terminal Revenues which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack, which are equivalent to 18% of that track's Gross Terminal Revenues.

  All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses and on the Pennsylvania horseracing industry in general. MEC intends to pursue an application for a slot machine license at The Meadows, MEC's racetrack in the Pittsburgh area, in accordance with the requirements of the legislation and associated regulations without delay. The PGCB, created under the legislation to implement and oversee licensee gaming operations, has been fully constituted and is in the process of finalizing the slot machine licensees' operating regulations and form of licensee application. MEC is closely monitoring this process and will be in a position to pursue its application as soon as permitted by the PGCB.

  The Act has been subjected to legal challenge by various groups, a move that was not unanticipated at the time of the passage of this legislation. In June 2005, a Pennsylvania Supreme Court decision generally upheld the Act.

(b)   Oklahoma

  Under legislation that was approved by the citizens of the State of Oklahoma in a referendum held on November 2, 2004, Remington Park, MEC's Oklahoma City racetrack, will be permitted, subject to licensing, to operate 650 electronic gaming machines, subject to increases of an additional 50 machines in each of the third and fifth years after the issuance of the applicable license. One of the pre-conditions to Remington Park's right to operate gaming machines under the new legislation was the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes, which has now occurred. The Oklahoma Horse Racing Commission ("OHRC") is empowered under the legislation to oversee licensees' applications and operations and has now issued the form of regulations and applications it will require. In the second quarter of 2005, MEC commenced the license application process and began preparations at Remington Park for gaming operations upon receipt of a gaming license. On July 22, 2005, MEC announced that it had obtained preliminary approval for a conditional gaming license and anticipates obtaining final approval by mid-August. If MEC is successful in obtaining a conditional gaming license, MEC has agreed to amend the terms of its lease of the Remington Park premises to reflect the new gaming operations.

(c)   Florida

  On November 2, 2004, Amendment 4 to the Florida State Constitution was approved, permitting the governing bodies of Broward and Miami-Dade counties to each hold a county-wide referendum on

MI Developments Inc.      2005    21

  whether to authorize slot machines within existing, licensed pari-mutuel facilities that have conducted live racing during each of the last two years. The County referenda were held on March 8, 2005 and on that date, voters in Broward County approved the referendum questions by majority vote. The Miami-Dade County referendum of the same date resulted in a vote against authorization of slot machines at qualifying pari-mutuel facilities in Miami-Dade County. Pursuant to Amendment 4, the state legislature was required to adopt implementing legislation with an effective date no later than July 1, 2005. The legislative session formally ended on May 6, 2005 with no implementing legislation. On June 21, 2005, the Broward County Circuit Court in Florida enjoined the State Attorney from prosecuting any of the four pari-mutuel license holders in Broward County for the conduct of slot machine gaming. The Court further ordered the Broward County Commission to work with the pari-mutuel license holders to implement rules and regulations to govern slot machine gaming at pari-mutuel facilities within the county. This court decision has been stayed pending the outcome of an appeal. In the meantime, MEC continues to work with Florida legislators with a view to enactment of reasonable implementing legislation. MEC has also entered into an agreement with Broward County, identical in principal terms to agreements entered into by the three other pari-mutuel facilities in that County, that contains, among other things, provision for payment to the County of 1.5% of Gross Terminal Revenues up to a level of $250.0 million of Gross Terminal Revenues and 2.0% on Gross Terminal Revenues in excess of $250.0 million. MEC is also required to enter into an agreement with the city in which Gulfstream Park is located, Hallandale Beach, providing for, among other things, a payment of a percentage of Gross Terminal Revenues to that city. The agreement with Broward County contemplates that 1.7% of Gross Terminal Revenues up to a level of $250.0 million and 2.5% on Gross Terminal Revenues in excess of $250.0 million will be paid to Broward County for distribution to Hallandale Beach unless and until MEC has entered into an alternative agreement with the city. MEC has spent approximately $4.9 million on the advancement of the state-wide referenda campaign and continue to incur lobbying costs during the state legislative campaigns.

The redevelopment of Gulfstream Park, which commenced in 2004, continued in the first six months of 2005, which included the 2005 race meet. The project includes significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which were completed prior to the start of the 2005 race meet. The project also includes the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park is approximately $145.0 million, which MEC is partially financing through the $115.0 million Gulfstream Park project financing obtained from the MID Lender in December 2004. Since the project included the demolition of a substantial portion of the current buildings and related structures, temporary facilities were erected to house the 2005 race meet and best efforts were made to minimize the disruption to the live racing operations; however, as with any interference with the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted compared to prior year results. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet; however, with a project of this magnitude, there is a risk that the redevelopment will not be completed according to schedule.

On May 17, 2005, one of MEC's wholly-owned subsidiaries was awarded a license to construct and operate a horse racetrack in the Greater Detroit area. The license is subject to a number of conditions, including among others, the commencement of construction of a racetrack at the proposed site no later than September 1, 2007 and the commencement of live racing no later than October 1, 2009. The proposed site for the new racetrack is in the City of Romulus, Michigan on a property which is situated less than two miles from the Detroit Metropolitan Airport and less than 25 miles from the center of the business districts of both Detroit and Ann Arbor. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, one of MEC's subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns the land in Romulus, Michigan for $33.5 million. The option expired on June 30, 2005. On August 4, 2005, the subsidiary of MEC agreed in principle with MID to extend the option to November 15, 2005. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of certain costs that have been incurred with respect to this specific property. At June 30, 2005, MEC has incurred approximately $2.9 million of costs related to this property and in pursuit of the license.

22    MI Developments Inc.      2005

The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc., the current owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004 and expired on April 30, 2005, however both parties continue to informally operate under its terms until a new agreement can be finalized. Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and OTB facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. In April 2004, MEC signed a Pre-Development Management Agreement, which governed the activities of the parties and obligated the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance a project. The Pre-Development Management Agreement also contemplated a conceptual development and business plan for the project. Upon execution of the Pre-Development Management Agreement, Forest City paid $1.0 million to MEC in consideration for its right to work exclusively with MEC on this project and to secure the performance of its obligations under the Pre-Development Management Agreement. Forest City and MEC then collectively developed a business plan and Forest City provided an additional $1.0 million to MEC. These two deposits have been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In May 2005, the Pre-Development Management Agreement was effectively superseded by a Limited Liability Company Agreement, which is not effective until approved by MEC's Board of Directors, which is continuing to evaluate the business plan for this project. The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. A draft development plan for the project has been formulated and will continue to be amended and refined until mutually agreed to by both parties. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million of deposits received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. However, to June 30, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements, including a ground lease, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which has been extended by mutual agreement of the parties to August 31, 2005. Up to June 30, 2005, MEC has expended $1.4 million of this initiative, of which $1.0 million was paid in the first six months of 2005. These amounts have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to June 30, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs, however, to June 30, 2005, it has not made any such payments.

The lease on MEC's Bay Meadows site expired December 31, 2004, and as a result MEC is continuing to explore alternative venues, including vacant land that MEC purchased in Dixon, California, for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project is still in the early stages of planning and is subject to regulatory and other approvals.

MI Developments Inc.      2005    23

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Results of Operations — For the Three Months Ended June 30, 2005

Basis of Presentation

The following discussion is based on MEC's actual results of operations included in MID's consolidated statements of income (loss) for the three months ended June 30, 2005 and 2004.

Revenues

In the first six months of 2005, MEC operated its largest racetracks for 77 fewer live race days than in the prior year period, primarily due to the expiration of MEC's lease at the Bay Meadows facility and a change in the racing calendar at Golden Gate Fields, which resulted in live race days being shifted to the second half of the year. MEC's other racetracks operated seven fewer live race days in the six months ended June 30, 2005 compared to the prior year period, primarily due to a planned later start to the live race meet at Great Lake Downs, partially offset by an increase in live race days at The Meadows due to a change in the racing calendar, which shifted live race days from the second half of 2005 into the first half of the year.

Set forth below is a schedule of MEC's actual live race days by racetrack for the first and second quarters and awarded live race days for the remaining quarters of 2005 with comparatives for 2004.

	Q1 2005	Q1 2004	Q2 2005	Q2 2004	YTD 2005	YTD 2004	Awarded Q3 2005	Q3 2004	Awarded Q4 2005	Q4 2004	Total 2005(1)	Total 2004
Largest Racetracks
Santa Anita Park(2)	69	69	11	10	80	79	—	—	6	5	86	84
Gulfstream Park	71	76	15	15	86	91	—	—	—	—	86	91
Golden Gate Fields	21	69	29	—	50	69	—	—	52	36	102	105
Bay Meadows(3)	—	—	—	55	—	55	—	23	—	26	—	104
Laurel Park	47	58	10	—	57	58	34	—	63	—	154	58
Lone Star Park	—	—	58	58	58	58	11	8	31	15	100	81
Pimlico Race Course	11	5	39	43	50	48	—	32	—	57	50	137

	219	277	162	181	381	458	45	63	152	139	578	660

Other Racetracks(4)
The Meadows	57	52	57	53	114	105	60	53	50	48	224	206
Thistledown	—	—	61	62	61	62	66	65	61	56	188	183
Flamboro Downs	63	65	65	65	128	130	65	65	64	63	257	258
Remington Park	4	4	28	24	32	28	35	34	32	31	99	93
Portland Meadows	37	36	8	10	45	46	—	—	35	32	80	78
Great Lakes Downs	—	—	29	42	29	42	51	60	19	16	99	118
Magna Racino™	3	—	17	23	20	23	14	17	11	10	45	50

	164	157	265	279	429	436	291	294	272	256	992	986

Total	383	434	427	460	810	894	336	357	424	395	1,570	1,646

(1)
Includes actual live race days for the first and second quarters of 2005 and awarded live race days for the remainder of 2005.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 31 days in 2005 compared to 26 days in 2004.

(3)
The lease on the Bay Meadows site expired December 31, 2004.

(4)
Excludes Colonial Downs, which is owned by a third party whose racing operations are managed by The Maryland Jockey Club.

24    MI Developments Inc.      2005

Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities, activity through MEC's XpressBet® and MagnaBet™ systems, the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports, the average field size per race, MEC's ability to attract the industry's top horses and trainers, inclement weather, and changes in the economy.

MEC's total revenues in the three months ended June 30, 2005 were $181.3 million, including $172.2 million from racing operations and $9.1 million from other operations. This compares to revenues of $191.4 million in the second quarter of 2004, which included $187.3 million from racing operations and $4.1 million from other operations. The revenue decrease of $15.1 million, or 8%, in MEC's racing operations is primarily attributable to:

•
revenues in MEC's California operations being below the prior year period by $16.5 million due primarily to the expiry of the Bay Meadows lease on December 31, 2004, partially offset by the change in the racing calendar at Golden Gate Fields, whereby live race days were shifted into the second quarter of 2005, which in the prior year were run in the first quarter;

•
revenues in MEC's Southern U.S. operations being below the prior year period by $3.0 million due primarily to reductions in attendance and wagering at Lone Star Park due to increased competition from nearby casinos and decreased horse population as a result of intense competition for horses and higher purse offerings at neighbouring tracks; and

•
revenues in MEC's Northern U.S. operations being below the prior year period by $1.6 million due to declines in attendance and wagering at several of MEC's racetracks in this region;

partially offset by:

•
revenues at Maryland being $3.7 million higher than the comparative period due to a record setting Preakness® in terms of admissions, handle and wagering;

•
$1.1 million of increased revenues over the prior year period in MEC's European operations due to the maturation of these operations benefiting from additional market exposure and increased activities; and

•
$1.1 million of increased revenues over the prior year in MEC's Technology operations due to an increase in the number of customers and wagering activity through XpressBet®.

The $5.0 million increase in revenue from other operations is primarily due to:

•
an additional $1.8 million of golf course access fees being recognized in the second quarter of 2005 compared to the second quarter of 2004 due to the renewal of the golf course access fee agreements in November 2004; and

•
an additional $2.8 million of revenues on sales of housing units and lots in MEC's European residential real estate development.

Purses, Awards and Other

Purses, awards and other expenses decreased 7% to $76.8 million in the three months ended June 30, 2005 from $83.0 million in the three months ended June 30, 2004, primarily due to decreased wagering at Lone Star Park, Bay Meadows and MEC's Northern U.S. operations for reasons noted previously. As a percentage of gross wagering revenues, purses, awards and other expenses increased from 58% in the three months ended June 30, 2004 to 60% in the three months ended June 30, 2005, primarily due to the mix of wagers made, the states the wagers were made in, and the mix of on-track versus off-track wagering.

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Operating Costs

Operating costs decreased by $5.6 million, or 6%, to $82.9 million in the second quarter of 2005, primarily due to:

•
a decrease of $4.3 million in MEC's California operations primarily as a result of the expiry of the Bay Meadows lease, partially offset by the change in the racing calendar at Golden Gate Fields;

•
a decrease of $1.9 million in MEC's Southern U.S. operations primarily due to reduced marketing costs and other expense reductions at Lone Star Park;

•
a $1.8 million decrease in costs incurred to pursue alternative gaming opportunities and development initiatives undertaken to enhance MEC's racing operations ("predevelopment costs"); and

•
a decrease of $1.0 million in MEC's Northern U.S. operations primarily due to the closure of Multnomah Greyhound Park on December 31, 2004;

partially offset by:

•
an increase of $1.1 million in MEC's Florida operations as cost savings and expense reductions were offset by $1.8 million of costs related to the temporary facility at Gulfstream Park;

•
an increase of $0.9 million in MEC's European operations due to increased activity at these operations; and

•
an increase of $0.8 million in MEC's Maryland operations incurred to generate additional revenues at the Preakness®.

As a percentage of total revenues, operating costs remained constant at 46% in the three months ended June 30, 2005 and 2004.

General and Administrative Expenses

MEC's general and administrative expenses were $15.9 million in the second quarter of 2005, compared to $15.5 million in the second quarter of 2004. The increase of $0.4 million is primarily due to increases of approximately $1.4 million at several of MEC's racing locations, including $0.6 million in MEC's European operations, partially offset by a decrease of $1.1 million in MEC's Corporate and other operations as a result of focused efforts to reduce costs in all areas. As a percentage of total revenues, general and administrative expenses increased from 8% in the three months ended June 30, 2004 to 9% in the three months ended June 30, 2005, primarily as a result of the decline in racing revenues.

Depreciation and Amortization Expense

Depreciation and amortization increased by $0.8 million from $9.2 million in the second quarter of 2004 to $10.0 million in the second quarter of 2005, primarily due to increased depreciation at Magna Racino™, where fixed asset additions over the course of the prior year are now subject to a full period of depreciation.

Interest Expense, net

MEC's net interest expense for the three months ended June 30, 2005 increased by $2.1 million over the same period in the prior year to $8.9 million. The higher net interest expense is primarily attributable to increased borrowings in MEC's European operations and golf operations and on MEC's senior secured revolving credit facility, partially offset by an increase in the amount of interest capitalized. In the three months ended June 30, 2005, $1.2 million of interest was capitalized with respect to projects under development, compared to $0.4 million in the second quarter of 2004.

Write-down of Long-lived and Intangible Assets

As discussed under "SIGNIFICANT EVENTS — MEC's Sale of Flamboro Downs", a non-cash impairment charge of $12.3 million was required for Flamboro Downs' racing license in the three months ended June 30, 2005. As a result of the major redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park, MEC recognized a non-cash write-down of $26.7 million during the three months ended June 30, 2004.

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Gains on Disposal of Real Estate

MEC did not dispose of any real estate during the three months ended June 30, 2005. In the second quarter of 2004, MEC sold three non-core real estate properties for proceeds of $12.6 million and realized a gain on disposal of $7.0 million.

Income Tax Expense (Recovery)

MEC recorded an income tax expense of $1.7 million on a loss before income taxes and minority interest of $25.4 million for the second quarter of 2005, compared to an income tax recovery of $17.1 million on MEC's loss before income taxes and minority interest of $31.1 million in the second quarter of 2004. The income tax expense for the three months ended June 30, 2005 primarily represents income tax expense recognized from MEC's Canadian operations and from certain U.S. operations that are not included in MEC's consolidated income tax return, partially offset by the reversal of future tax liabilities related to the write-down of the racing license at Flamboro Downs discussed previously. The tax recovery in 2004 included a future tax recovery of $5.2 million due to a reduction in enacted income tax rates in Austria, which resulted in a revaluation of MEC's European net future tax liabilities. MEC has not recognized the benefit of tax losses in the second quarter of 2005 for the majority of its operations.

Net Loss

For the second quarter of 2005, MEC's net loss was $15.8 million, compared to a net loss of $8.2 million in the second quarter of 2004. The net loss includes the impact of minority interest as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS". The increased loss of $7.6 million is primarily the result of lower gains from disposal of real estate of $7.0 million and a $18.7 million higher income tax expense, partially offset by a $14.4 million decrease in the write-down of long-lived and intangible assets and a higher minority interest recovery of $5.4 million.

Results of Operations — For the Six Months Ended June 30, 2005

Basis of Presentation

The following discussion is based on MEC's actual results of operations included in MID's consolidated statements of income (loss) for the six months ended June 30, 2005 and 2004.

Revenues

MEC's total revenues in the six months ended June 30, 2005 were $435.4 million, including $420.3 million from racing operations and $15.1 million from other operations. This compares to revenues of $484.1 million in the first six months of 2004, which included $476.5 million from racing operations and $7.6 million from other operations. The revenue decrease of $56.2 million, or 12%, in MEC's racing operations is primarily attributable to:

•
revenues in MEC's California operations being below the prior year period by $52.8 million due primarily to:

•
the expiry of the Bay Meadows lease on December 31, 2004;

•
the change in the racing calendar at Golden Gate Fields, whereby live race days have been shifted to the second half of the year such that live race days were reduced from 69 days in the first half of 2004 to only 50 days in the first half of 2005; and

•
lower levels of wagering at Santa Anita Park as a result of significant rainfall in Southern California in the first quarter of 2005, which resulted in the cancellation of a live race day and significantly reduced the number of races on the turf course (turf course races typically generate higher levels of wagering);

•
revenues in MEC's Florida operations being below the prior year period by $6.3 million due primarily to the interruption of the racing operations as a result of the redevelopment project currently underway at Gulfstream Park. The live race meet conducted in the first half of 2005 operated out of temporary facilities and best efforts were made to minimize the negative impact of the interruption;

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•
revenues in MEC's Southern U.S. operations being below the prior year period by $3.0 million due primarily to reductions in attendance and wagering at Lone Star Park due to increased competition from nearby casinos and decreased horse population as a result of intense competition for horses and higher purse offerings at neighbouring tracks; and

•
revenues in MEC's Northern U.S. operations being below the prior year period by $1.6 million due to declines in attendance and wagering at several of MEC's racetracks in this region;

partially offset by:

•
revenues at Maryland being $4.7 million higher than the comparative period due to a record-setting Preakness® in terms of admissions, handle and wagering;

•
$2.6 million of increased revenues over the prior year period in MEC's European operations due to the maturation of these operations benefiting from additional market exposure and increased activities; and

•
$1.8 million of increased revenues over the prior year in MEC's Technology operations due to an increase in the number of customers and wagering activity through XpressBet®.

The $7.5 million increase in revenue from other operations is primarily due to:

•
an additional $3.1 million of golf course access fees being recognized in the first six months of 2005 compared to the first half of 2004 due to the renewal of the golf course access fee agreements in November 2004; and

•
an additional $3.7 million of revenues on sales of housing units and lots in MEC's European residential real estate development.

Purses, Awards and Other

Purses, awards and other expenses decreased 10% to $213.5 million in the six months ended June 30, 2005 from $237.4 million in the six months ended June 30, 2004, primarily due to decreased wagering at Santa Anita Park, Golden Gate Fields, Gulfstream Park and Lone Star Park for reasons noted previously. As a percentage of gross wagering revenues, purses, awards and other expenses increased from 61% in the six months ended June 30, 2004 to 62% in the six months ended June 30, 2005, primarily due to the mix of wagers made, the states the wagers were made in, and the mix of on-track versus off-track wagering.

Operating Costs

Operating costs decreased by $9.2 million, or 5%, to $169.1 million in the first six months of 2005, primarily due to:

•
a decrease of $11.0 million in MEC's California operations primarily as a result of the expiry of the Bay Meadows lease;

•
a decrease of $2.2 million in MEC's Southern U.S. operations primarily due to reduced marketing costs and other expense reductions at Lone Star Park;

•
a decrease of $0.9 million in MEC's Northern U.S. operations primarily due to the closure of Multnomah Greyhound Park on December 31, 2004; and

•
a $0.7 million decrease in predevelopment costs;

partially offset by:

•
an increase of $3.9 million in MEC's European operations as a result of these business units being in operation for the entire first six months of 2005 and only opening in the second quarter of 2004;

•
an increase of $1.6 million in MEC's Florida operations as cost savings and expense reductions were offset by $5.7 million of costs related to the temporary facility at Gulfstream Park; and

•
an increase of $0.7 million in MEC's Maryland operations incurred to generate additional revenues at the Preakness®.

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As a percentage of total revenues, operating costs increased from 37% in the six months ended June 30, 2004 to 39% in the six months ended June 30, 2005, primarily as a result of the decline in racing revenues.

General and Administrative Expenses

MEC's general and administrative expenses were $33.6 million in the first six months of 2005, compared to $32.0 million in the first six months of 2004. The increase of $1.6 million is primarily due to:

•
an increase of $1.5 million in MEC's European operations for reasons noted previously under operating cost increases;

•
an increase of $0.8 million in MEC's Technology operations as a result of severance costs at HRTV™ incurred in efforts to streamline administrative operations; and

•
increased costs at several of MEC's other facilities as a result of increased health and benefit costs;

partially offset by:

•
a decrease of $1.3 million in MEC's Corporate and other operations as a result of focused efforts to reduce costs in all areas; and

•
a decrease of $1.0 million as a result of the expiry of the Bay Meadows lease.

As a percentage of total revenues, general and administrative expenses increased from 7% in the six months ended June 30, 2004 to 8% in the six months ended June 30, 2005, primarily as a result of the decline in racing revenues.

Depreciation and Amortization Expense

Depreciation and amortization increased $2.4 million from $17.6 million in the first six months of 2004 to $20.0 million in the first six months of 2005, due to increased depreciation in MEC's European operations primarily at Magna Racino™, which commenced operations and depreciation of fixed assets on April 4, 2004.

Interest Expense, net

MEC's net interest expense for the six months ended June 30, 2005 increased by $5.2 million over the same period in the prior year to $17.5 million. The higher net interest expense is primarily attributable to increased borrowings in MEC's European operations and golf operations and on MEC's senior secured revolving credit facility. In the six months ended June 30, 2005, $2.3 million of interest was capitalized with respect to projects under development, compared to $2.2 million in the first six months of 2004.

Write-down of Long-lived and Intangible Assets

As discussed previously, a non-cash impairment charge of $12.3 million was required for Flamboro Downs' racing license in the six months ended June 30, 2005, compared to a $26.7 million non-cash write-down of long-lived assets recognized during the six months ended June 30, 2004 relating to the major redevelopment of the Gulfstream Park racetrack and redevelopment of the racing surfaces at Laurel Park.

Gains on Disposal of Real Estate

MEC did not dispose of any real estate during the six months ended June 30, 2005. In the first six months of 2004, MEC sold four non-core real estate properties for proceeds of $16.6 million and realized a gain on disposal of $9.6 million.

Income Tax Expense (Recovery)

MEC recorded an income tax expense of $1.2 million on a loss before dilution gains (losses), income taxes and minority interest of $30.7 million for the first six months of 2005, compared to an income tax recovery of $7.4 million on MEC's loss before dilution gains (losses), income taxes and minority interest of $10.5 million in the first six months of 2004. The income tax expense for the six months ended June 30, 2005 primarily

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represents income tax expense recognized from MEC's Canadian operations and from certain U.S. operations that are not included in MEC's U.S. consolidated income tax return, partially offset by the reversal of future tax liabilities relating to the write-down of the racing license at Flamboro Downs as discussed previously. The tax recovery in 2004 includes the future tax recovery of $5.2 million recognized in the second quarter as discussed previously. MEC has not recognized the benefit of tax losses in the first half of 2005 for the majority of its operations.

Net Loss

For the first six months of 2005, MEC's net loss was $18.7 million, compared to a net loss of $2.0 million in the first six months of 2004. The net loss includes the impact of dilution gains (losses) and minority interest as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS". The $16.7 million increase is primarily the result of a $14.4 million decrease in the write-down of long-lived and intangible assets, lower gains from disposal of real estate of $9.6 million and higher income tax expense of $8.7 million; partially offset by a higher minority interest recovery of $11.9 million.

Statements of Cash Flows

Cash Provided by (Used in) Operating Activities

MEC used cash flow in operations before changes in non-cash balances of $7.8 million for the first six months of 2005, compared to $27.9 million of cash generated in the first six months of 2004. The decrease of $35.7 million is due primarily to a $32.5 million decrease in earnings excluding depreciation and amortization, write-downs of long-lived and intangible assets, gains on disposal of real estate, future income tax expense, and minority interest. In the first six months of 2005, cash used by changes in non-cash balances was $7.3 million, compared to $21.1 million in the first six months of 2004. The use of cash by non-cash balances in the first six months of 2005 was primarily due to an increase in prepaid expense and decreases in accounts payable and deferred revenue, partially offset by decreases in restricted cash and accounts receivable and an increase in income taxes payable during the six months ended June 30, 2005.

Cash Used in Investing Activities

For the six months ended June 30, 2005, MEC spent $47.0 million ($24.5 million in the second quarter) on real estate property and fixed asset additions, including $22.5 million on the Gulfstream redevelopment ($6.9 million in the second quarter), $9.9 million at The Maryland Jockey Club ($1.0 million in the second quarter), $3.6 million ($2.5 million in the second quarter) on maintenance capital improvements and $10.2 million ($7.1 million in the second quarter) on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and Technology operations. These uses of cash were partially offset by $5.0 million ($3.4 million in the second quarter) of net proceeds received on the disposal of real estate properties.

Cash Provided by Financing Activities

In the six months ended June 30, 2005, MEC generated net $41.6 million of cash from financing activities consisting of the issuance of debt of $47.6 million, partially offset by repayments of long-term debt of $5.5 million and bank indebtedness of $0.5 million. The issuance of debt of $47.6 million is comprised of $20.1 million of advances on the Gulfstream Park project financing arrangement with the MID Lender and $27.5 million of debt incurred by a Canadian subsidiary of MEC through financing arrangements that are secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement.

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MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions are related to the consolidated operating results for the Company for the three months and six months ended June 30, 2005. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Results of Operations — For the Three Months Ended June 30, 2005", "REAL ESTATE BUSINESS — Results of Operations — For the Six Months Ended June 30, 2005", "MAGNA ENTERTAINMENT CORP. — Results of Operations — For the Three Months Ended June 30, 2005", and "MAGNA ENTERTAINMENT CORP. — Results of Operations — For the Six Months Ended June 30, 2005".

Three Months Ended June 30, 2005

Revenues

Consolidated revenues for the second quarter of 2005 decreased by $5.7 million, or 3%, to $216.9 million compared to the prior year. Revenues in the Real Estate Business, excluding interest income from MEC, increased by $4.4 million, or 14%, for the three months ended June 30, 2005 primarily as a result of completed projects that came on-stream, the weakening of the U.S. dollar relative to the euro and Canadian dollar and contractual rent increases. MEC's revenues decreased by $10.1 million, or 5%, for the second quarter of 2005, primarily due to the expiry of the Bay Meadows lease on December 31, 2004, partially offset by a change in the racing calendar at Golden Gate Fields, additional golf course access fees and additional revenues on sales of housing units and lots in MEC's European residential real estate development.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $16.6 million, or 7%, to $225.3 million for the second quarter of 2005.

Operating costs and expenses in the Real Estate Business increased to $16.0 million in the three months ended June 30, 2005 compared to $12.3 million in the second quarter of 2004. As discussed previously, general and administrative costs increased by $1.3 million, interest costs increased by $1.7 million and depreciation and amortization increased by $0.7 million.

MEC's operating costs and expenses decreased to $206.8 million in the second quarter of 2005 compared to $229.6 million in the prior year. Excluding write-downs, operating costs and expenses decreased by $8.4 million primarily due to the $6.2 million decrease in purses, awards and other expenses and the $5.6 million decrease in operating costs, partially offset by the $2.1 million increase in net interest expense.

The consolidated operating costs and expenses also include approximately $2.6 million of costs incurred in the second quarter of 2005 in association with the Financing Agreements discussed under "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing". At the segment level, these costs have been included in other assets at June 30, 2005, however, at a consolidated level, such costs are charged to general and administrative expenses.

Gain on Disposal of Real Estate

For the three months ended June 30, 2005, the Company recognized a gain of $9.3 million on the disposal of real estate, compared to a gain of $7.0 million in the second quarter of 2004. During the second quarter of 2005, the Real Estate Business had a gain of $9.3 million on the sale of two properties. In the second quarter of 2004, MEC sold three non-core real estate properties and realized a gain on disposal of $7.0 million.

Income Taxes

For the three months ended June 30, 2005, income tax expense of $8.9 million was recorded against income before income taxes and minority interest of $0.9 million. By comparison, in the second quarter of 2004, an income tax recovery of $10.1 million resulted from a loss before income taxes and minority interest of $12.3 million. The recovery in 2004 includes a future tax recovery of $3.2 million resulting from a reduction in tax rates in Austria. MEC has not recognized the benefit of tax losses in the first six months of 2005 for the majority of its operations.

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Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC resulted in a recovery of $11.2 million for the three months ended June 30, 2005, compared to $5.8 million for the three months ended June 30, 2004. The minority interest recovery increased because MEC's loss excluding the effect of minority interest increased by $12.3 million, from $14.0 million for the second quarter of 2004 to $27.1 million for the second quarter of 2005.

Net Income

The Company had net income of $3.2 million in the second quarter of 2005, compared to $3.7 million in the second quarter of 2004. Net income increased by $9.7 million in the Real Estate Business, excluding net income generated from the Gulfstream Park project financing. This increase was offset by a $7.6 million increase in MEC's net loss and $2.6 million of costs incurred in relation to the Financing Agreements between MID and MEC, which are expensed in the consolidated results.

Six Months Ended June 30, 2005

Revenues

Consolidated revenues for the first six months of 2005 decreased by $40.6 million, or 7%, to $506.9 million compared to the prior year. Revenues in the Real Estate Business, excluding interest income from MEC, increased by $8.1 million, or 13%, for the six months ended June 30, 2005 primarily as a result of completed projects that came on-stream, the weakening of the U.S. dollar relative to the euro and Canadian dollar and contractual rent increases. MEC's revenues decreased by $48.8 million, or 10%, for the first six months of 2005, primarily due to the expiry of the Bay Meadows lease on December 31, 2004, a change in the racing calendar at Golden Gate Fields, interruptions of racing operations at Gulfstream Park due to its redevelopment project and lower wagering at Santa Anita Park due to excessive rainfall.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $32.2 million, or 6%, to $500.9 million for the first six months of 2005.

Operating costs and expenses in the Real Estate Business increased to $32.4 million in the six months ended June 30, 2005 compared to $28.8 million in the first six months of 2004. As previously discussed, general and administrative costs decreased by $1.6 million while interest costs increased by $3.6 million and depreciation and amortization increased by $1.6 million.

MEC's operating costs and expenses decreased to $466.0 million in the first six months of 2005 compared to $504.3 million in the prior year. Excluding write-downs, operating costs and expenses decreased by $23.9 million primarily due to the $23.9 million decrease in purses, awards and other expenses.

The consolidated operating costs and expenses also include approximately $2.6 million of costs incurred in the second quarter of 2005 in association with the Financing Agreements discussed under "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing". At the segment level, these costs have been included in other assets at June 30, 2005, however, at a consolidated level, such costs are charged to general and administrative expenses.

Gain (Loss) on Disposal of Real Estate

For the six months ended June 30, 2005, the Company recognized a gain of $9.4 million on the disposal of real estate, compared to a gain of $9.5 million in the first six months of 2004. During the first six months of 2005, the Real Estate Business had a gain of $9.4 million on the sale of four properties. In the first six months of 2004, MEC realized gains of $9.6 million on the sale of three non-core real estate properties, while the Real Estate Business had a loss on disposal of real estate of $0.1 million on the sale of a vacant parcel of land.

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Dilution Gains (Losses)

During the six months ended June 30, 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 14,175 shares pursuant to stock-based compensation arrangements. During the six months ended June 30, 2004, the Company recorded dilution losses of $0.1 million related to its investment in MEC as a result of MEC's issuance of 175,000 shares pursuant to the exercise of stock options and the issuance of 24,000 shares pursuant to other stock-based compensation arrangements.

Income Taxes

For the six months ended June 30, 2005, income tax expense of $12.2 million was recorded against income before dilution gains (losses), income taxes and minority interest of $15.3 million. By comparison, in the first six months of 2004, an income tax expense of $3.8 million resulted from income before dilution gains (losses), income taxes and minority interest of $23.9 million. The expense in 2004 is net of a future tax recovery of $3.2 million resulting from a reduction in tax rates in Austria. MEC has not recognized the benefit of tax losses in the first six months of 2005 for the majority of its operations.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC resulted in a recovery of $13.2 million for the six months ended June 30, 2005, compared to a recovery of $1.3 million for the six months ended June 30, 2004. The minority interest recovery increased because MEC's loss excluding the effect of dilution gains (losses) and minority interest increased by $28.0 million, from $3.1 million for the first six months of 2004 to $31.9 million for the first six months of 2005.

Net Income

The Company had net income of $16.4 million in the first six months of 2005, compared to $21.2 million in the first six months of 2004. The decrease was caused by a $16.7 million increase in MEC's net loss and $2.6 million of costs incurred in relation to the Financing Agreements between MID and MEC, which are expensed in the consolidated results, partially offset by a $14.5 million increase in the Real Estate Business' net income, excluding net income generated from the Gulfstream Park project financing.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $52.9 million during the first six months of 2005 and at June 30, 2005 had cash and cash equivalents of $223.7 million and shareholders' equity of $1.3 billion. The Real Estate Business also had an unused and available credit facility of $49.7 million at June 30, 2005.

The outstanding long-term debt in the Real Estate Business at June 30, 2005 was $221.8 million, which is comprised of $215.3 million of the Debentures and $6.5 million of mortgages payable on two properties.

Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities. With shareholders' equity of $1.3 billion at June 30, 2005, the Real Estate Business' debt to total capitalization ratio is 15%. Management believes that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditure program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

MEC's working capital, excluding cash and cash equivalents, bank indebtedness and the current portion of long-term debt, was ($58.6) million at June 30, 2005, compared to ($72.5) million at December 31, 2004. The increase in working capital, excluding cash and cash equivalents, bank indebtedness and the current portion of long-term debt, was primarily related to a decrease in current liabilities excluding bank indebtedness and the current portion of long-term debt of $33.8 million, partially offset by a decrease in current assets excluding cash and cash equivalents of $19.9 million.

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Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries that own and operate Golden Gate Fields and Santa Anita Park. At June 30, 2005, MEC had borrowed $27.0 million and issued letters of credit totalling $27.5 million under this facility. On February 18, 2005, MEC amended the credit agreement including the financial covenants for this facility. At June 30, 2005, MEC was not in compliance with certain of the financial covenants contained in the amended credit agreement. A waiver was obtained from the lender for the financial covenants breach at June 30, 2005. As noted previously, the MEC Credit Facility was amended and extended, effective July 27, 2005.

As at June 30, 2005, there was a balance of $47.6 million due under the Gulfstream Park project financing facility, including $1.3 million of accrued interest. Subsequent to June 30, 2005, certain terms of the Gulfstream Park project financing were amended. For further details relating to the Gulfstream Park project financing and the MEC Credit Facility, as well as the bridge loan, the Remington Park project financing and the MEC Recapitalization Plan, refer to the section entitled "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing".

On February 18, 2005, one of MEC's Canadian subsidiaries entered into an arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of Cdn. $13.7 million that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the last instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%. At June 30, 2005, $11.2 million was outstanding under this arrangement. On April 5, 2005, the same Canadian subsidiary entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. MEC received proceeds of Cdn. $20.5 million which is repayable in six annual instalments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4% per annum. At June 30, 2005, $16.7 million was outstanding under this arrangement.

On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At June 30, 2005, this obligation has been included in MEC's long-term debt due after one year on the Company's consolidated balance sheets.

At June 30, 2005, MEC had cash and cash equivalents of $45.6 million and shareholders' equity and minority interest totalling $545.7 million. MEC also had unused and available credit facilities of approximately $0.5 million at June 30, 2005.

In order to implement MEC's strategic plan, including capitalizing on future growth opportunities, MEC will be required to seek additional financing and sources of funds from one or more sources including project financing and equity for alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC's ability to add alternative gaming to its racetracks where permitted, or improve or expand its operations as planned, may be adversely affected.

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COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2004. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's commitments. contractual obligations and contingencies, refer to the section entitled "SIGNIFICANT EVENTS — Litigation" and notes 14 and 15 to the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2005. There were no other material changes in the Company's off-balance sheet arrangements during the six months ended June 30, 2005.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions with Magna is detailed in the annual financial statements for the year ended December 31, 2004. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's transactions with related parties, refer to the section entitled "SIGNIFICANT EVENTS — MEC Recapitalization Plan and Financing" and notes 13 and 15 to the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2005.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,712,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to note 8 to the unaudited interim consolidated financial statements.

On May 19, 2005, the Company announced that the Toronto Stock Exchange had accepted the notice filed by MID of its intention to make a normal course issuer bid for its Class A Subordinate Voting Shares through the facilities of the TSX. MID has also filed the necessary documents with applicable securities regulatory authorities to permit share purchases through the facilities of the New York Stock Exchange.

Pursuant to the terms of its normal course issuer bid, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

DIVIDENDS

In March 2005, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2004. The dividend of $0.09 per Class A Subordinate Voting Share and Class B Share was paid on April 15, 2005 to shareholders of record at the close of business on March 31, 2005. On April 4, 2005, the Company announced that its Board of Directors had determined that the annual dividend payable to holders of the Company's Class A Subordinate Voting Shares and Class B Shares for 2005 would be increased to $0.60 per share. Accordingly, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the three month period ended March 31, 2005, which was paid on June 15, 2005 to shareholders of record at the close of business on May 31, 2005. In respect of the three month period ended June 30, 2005, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on September 15, 2005 to shareholders of record at the close of business on August 31, 2005.

MI Developments Inc.      2005    35

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Standards Adopted in 2005

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants ("CICA") approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

Standards to be Adopted after 2005

The Company will be required to adopt the following pronouncements after 2005. Although the Company does not expect any of these pronouncements to have a material effect, upon adoption, on its reported results of operations or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company's consolidated financial statements has not yet been determined.

Other Comprehensive Income, Financial Instruments, and Hedges

In January 2005, the CICA issued three new standards in Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments — Recognition and Measurement", and 3865, "Hedges" (collectively, the "New Standards"). These standards provide further guidance for how financial instruments are to be reported in financial statements as follows:

•
All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

•
Existing requirements for hedge accounting are extended to comprehensively specify how hedge accounting should be performed.

•
Certain gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the income statement in Other Comprehensive Income.

The issuance of the New Standards also resulted in the following standards being significantly amended and re-issued (collectively, the "Re-issued Standards"):

•
CICA Handbook Section 1651, "Foreign Currency Translation" (previously CICA Handbook Section 1650) has been updated to amend certain measurement, recognition and disclosure requirements in accordance with the New Standards.

•
CICA Handbook Section 3861 "Financial Instruments — Recognition and Measurement (previously CICA Handbook Section 3860) has been updated to modify disclosure requirements for financial instruments in conjunction with the New Standards.

The New Standards and Re-issued Standards are effective for fiscal years beginning on or after October 1, 2006. Retroactive application is not permitted. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. The Company has not adopted these standards for 2005.

36    MI Developments Inc.      2005

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q3'04	Q4'04	Q1'05	Q2'05
Revenue:
Real Estate Business(1)	$31,398	$33,996	$36,484	$36,217
MEC(5)	105,596	135,467	254,028	181,341
Eliminations(7)	—	(85)	(510)	(706)

	$136,994	$169,378	$290,002	$216,852

Net income (loss):
Real Estate Business(1),(2)	$11,513	$17,576	$16,414	$22,296
MEC(3),(4),(5)	(27,450)	(28,298)	(2,799)	(15,857)
Eliminations(7)	—	(3,046)	(433)	(3,209)

	$(15,937)	$(13,768)	$13,182	$3,230

Basic and diluted earnings (loss) per share	$(0.33)	$(0.29)	$0.27	$0.07

	Q3'03		Q4'03	Q1'04	Q2'04
Revenue:
Real Estate Business(1)	$29,485		$30,969	$32,257	$31,121
MEC(5)	104,475		134,929	292,674	191,451

	$133,960		$165,898	$324,931	$222,572

Net income (loss):
Real Estate Business(1),(2)	$10,930		$10,331	$11,269	$11,905
MEC(3),(4),(5)	(9,556)		(60,737)	6,252	(8,221)

	$1,374		$(50,406)	17,521	$3,684

Basic and diluted earnings (loss) per share	$0.02	(6)	$(1.05)	$0.36	$0.08

(1)
Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) result in fluctuations in the reported U.S. dollar value of the Real Estate Business' results of operations. Fluctuations in the quarterly results are driven by these foreign exchange rates.

(2)
The Real Estate Business' results for 2005 include (i) $2.6 million of costs ($1.7 million net of income taxes) incurred in association with the Shareholder's Proposals (Q1 — $1.8 million, $1.2 million net of income taxes; Q2 — $0.8 million, $0.5 million net of income taxes), and (ii) a $9.3 million gain ($5.9 million net of income taxes) on the disposal of real estate property in the three months ended June 30, 2005.. The Real Estate Business' results for 2004 include (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge incurred in the second quarter ($2.0 million charge) and fourth quarter ($0.6 million credit) in order to revalue future tax assets related to European operations to reflect changes in corporate income tax rates.

(3)
MEC's results of operations include $12.3 million ($5.9 million after related income taxes and minority interest recovery) of non-cash write-downs of MEC's long-lived and intangible assets during the second quarter of 2005. Similarly, $26.7 million ($15.6 million after related minority interest recovery) of non-cash write-downs of MEC's long-lived assets were recorded during the second quarter of 2004 and $134.9 million ($47.9 million after related tax and minority interest recoveries), of non-cash write-downs of MEC's long-lived assets were recorded during the fourth quarter of 2003.

(4)
Net income (loss) for MEC is net of minority interest and dilution gains (losses).

(5)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details. For other factors affecting the variability in MEC's quarterly revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Results of Operations — For the Three Months Ended June 30, 2005 — Revenues".

(6)
Earnings (loss) per share are calculated based on the Company's results from August 30, the date after which the Company's shares were effectively outstanding.

(7)
Transactions between the Real Estate Business and Magna Entertainment Corp. have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in notes 13 and 15 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations of the Company.

MI Developments Inc.      2005    37

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this MD&A, MID uses words such as "will", "expect", "should" and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

38    MI Developments Inc.      2005

Interim Consolidated
Financial Statements and Notes
 For the period ended June 30, 2005

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Three Months Ended June 30,
	2005	2004	2005	2004	2005	2004
Revenues
Rental revenue	$35,511	$31,121	$35,511	$31,121	$—	$—
Racing and other	181,341	191,451	—	—	181,341	191,451
Interest income from MEC (note 13)	—	—	706	—	—	—

	216,852	222,572	36,217	31,121	181,341	191,451

Operating costs and expenses
Purses, awards and other	76,780	82,964	—	—	76,780	82,964
Operating costs	82,907	88,504	—	—	82,907	88,504
General and administrative (notes 13, 15)	23,630	19,414	5,177	3,891	15,950	15,523
Depreciation and amortization	19,182	17,676	9,202	8,518	9,980	9,158
Interest expense (income), net	10,508	6,642	1,633	(120)	8,875	6,762
Write-down of MEC's long-lived and intangible assets (note 3)	12,290	26,685	—	—	12,290	26,685

Operating income (loss)	(8,445)	(19,313)	20,205	18,832	(25,441)	(38,145)
Gain on disposal of real estate	9,306	7,029	9,306	—	—	7,029

Income (loss) before income taxes and minority interest	861	(12,284)	29,511	18,832	(25,441)	(31,116)
Income tax expense (recovery)	8,871	(10,142)	7,215	6,927	1,656	(17,069)
Minority interest recovery	(11,240)	(5,826)	—	—	(11,240)	(5,826)

Net income (loss)	$3,230	$3,684	$22,296	$11,905	$(15,857)	$(8,221)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share (note 4)	$0.07	$0.08

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
Basic	48,260	48,160
Diluted	48,308	48,215

See accompanying notes

40    MI Developments Inc.      2005

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Six Months Ended June 30,
	2005	2004	2005	2004	2005	2004
Revenues
Rental revenue	$71,485	$63,378	$71,485	$63,378	$—	$—
Racing and other	435,369	484,125	—	—	435,369	484,125
Interest income from MEC (note 13)	—	—	1,216	—	—	—

	506,854	547,503	72,701	63,378	435,369	484,125

Operating costs and expenses
Purses, awards and other	213,475	237,352	—	—	213,475	237,352
Operating costs	169,105	178,362	—	—	169,105	178,362
General and administrative (notes 13, 15)	46,701	44,227	10,636	12,218	33,639	32,009
Depreciation and amortization	38,485	34,450	18,474	16,872	20,011	17,578
Interest expense (income), net	20,868	12,056	3,350	(255)	17,518	12,311
Write-down of MEC's long-lived and intangible assets (note 3)	12,290	26,685	—	—	12,290	26,685

Operating income (loss)	5,930	14,371	40,241	34,543	(30,669)	(20,172)
Gain (loss) on disposal of real estate	9,404	9,494	9,404	(132)	—	9,626
Dilution gains (losses)	7	(143)	—	—	7	(143)

Income (loss) before income taxes and minority interest	15,341	23,722	49,645	34,411	(30,662)	(10,689)
Income tax expense (recovery)	12,157	3,817	10,935	11,237	1,222	(7,420)
Minority interest recovery	(13,228)	(1,300)	—	—	(13,228)	(1,300)

Net income (loss)	$16,412	$21,205	$38,710	$23,174	$(18,656)	$(1,969)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share (note 4)	$0.34	$0.44

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
Basic	48,244	48,149
Diluted	48,305	48,204

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Deficit, beginning of period	$(71,093)	$(40,435)	$(79,932)	$(53,622)
Net income	3,230	3,684	16,412	21,205
Dividends	(7,239)	(4,334)	(11,582)	(8,668)

Deficit, end of period	$(75,102)	$(41,085)	$(75,102)	$(41,085)

See accompanying notes

MI Developments Inc.      2005    41

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Three Months Ended June 30,
	2005	2004	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income (loss)	$3,230	$3,684	$22,296	$11,905	$(15,857)	$(8,221)
Items not involving current cash flows (note 11)	10,224	29,808	374	11,407	6,757	18,401
Changes in non-cash balances (note 11)	1,923	(13,609)	(3,719)	423	5,642	(14,032)

Cash provided by (used in) operating activities	15,377	19,883	18,951	23,735	(3,458)	(3,852)

INVESTING ACTIVITIES
Property and fixed asset additions	(40,050)	(41,587)	(16,147)	(13,072)	(23,903)	(28,515)
Proceeds on disposal of real estate properties	18,993	12,594	15,572	—	3,421	12,594
Other asset (additions) disposals (note 15)	(412)	(110)	(87)	(137)	(558)	27
Loan receivable from MEC (note 13)	—	—	(8,548)	—	—	—

Cash used in investment activities	(21,469)	(29,103)	(9,210)	(13,209)	(21,040)	(15,894)

FINANCING ACTIVITIES
Issuance of long-term debt, net (note 7)	16,486	876	—	—	16,466	876
Repayment of long-term debt	(3,826)	(3,305)	(100)	(75)	(3,726)	(3,230)
Loan payable to MID, net (note 13)	—	—	—	—	8,665	—
Dividends paid	(11,582)	(8,668)	(11,582)	(8,668)	—	—

Cash provided by (used in) financing activities	1,058	(11,097)	(11,682)	(8,743)	21,405	(2,354)

Effect of exchange rate changes on cash and cash equivalents	(2,372)	1,311	(3,204)	1,081	832	230

Net increase (decrease) in cash and cash equivalents during the period	(7,406)	(19,006)	(5,145)	2,864	(2,261)	(21,870)
Cash and cash equivalents, beginning of period	276,702	161,946	228,842	57,154	47,860	104,792

Cash and cash equivalents, end of period	$269,296	$142,940	$223,697	$60,018	$45,599	$82,922

See accompanying notes

42    MI Developments Inc.      2005

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Six Months Ended June 30,
	2005	2004	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income (loss)	$16,412	$21,205	$38,710	$23,174	$(18,656)	$(1,969)
Items not involving current cash flows (note 11)	24,632	52,542	10,215	22,658	10,814	29,884
Changes in non-cash balances (note 11)	(3,936)	(11,192)	3,304	9,858	(7,240)	(21,050)

Cash provided by (used in) operating activities	37,108	62,555	52,229	55,690	(15,082)	6,865

INVESTING ACTIVITIES
Property and fixed asset additions	(85,479)	(76,140)	(39,177)	(19,363)	(46,302)	(56,777)
Proceeds on disposal of real estate properties	22,778	17,872	17,747	1,265	5,031	16,607
Other asset additions (note 15)	(534)	(610)	(101)	(188)	(666)	(422)
Loan receivable from MEC (note 13)	—	—	(19,914)	—	—	—

Cash used in investment activities	(63,235)	(58,878)	(41,445)	(18,286)	(41,937)	(40,592)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(500)	2,000	—	—	(500)	2,000
Issuance of long-term debt, net (note 7)	27,493	19,257	—	—	27,493	19,257
Repayment of long-term debt	(5,646)	(4,773)	(175)	(153)	(5,471)	(4,620)
Loan payable to MID, net (note 13)	—	—	—	—	20,108	—
Issuance of shares	1,799	721	1,799	721	—	—
Minority investment in subsidiary	—	852	—	—	—	852
Dividends paid	(11,582)	(8,668)	(11,582)	(8,668)	—	—

Cash provided by (used in) financing activities	11,564	9,389	(9,958)	(8,100)	41,630	17,489

Effect of exchange rate changes on cash and cash equivalents	(5,831)	(20)	(6,003)	627	172	(647)

Net increase (decrease) in cash and cash equivalents during the period	(20,394)	13,046	(5,177)	29,931	(15,217)	(16,885)
Cash and cash equivalents, beginning of period	289,690	129,894	228,874	30,087	60,816	99,807

Cash and cash equivalents, end of period	$269,296	$142,940	$223,697	$60,018	$45,599	$82,922

See accompanying notes

MI Developments Inc.      2005    43

Consolidated Balance Sheets
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$269,296	$289,690	$223,697	$228,874	$45,599	$60,816
Restricted cash	21,608	26,575	—	—	21,608	26,575
Accounts receivable	46,991	61,484	9,111	12,356	37,880	49,128
Income taxes receivable	—	2,073	—	—	—	2,073
Prepaid expenses and other	15,303	16,570	566	212	14,737	16,358

	353,198	396,392	233,374	241,442	119,824	154,950

Real estate properties, net (note 5)	2,204,674	2,269,842	1,294,010	1,357,700	912,104	912,243
Fixed assets, net	53,503	56,161	462	532	53,041	55,629
Racing licenses	227,170	240,893	—	—	227,170	240,893
Other assets, net (notes 13, 15)	16,137	18,348	3,776	2,430	17,608	18,863
Loan receivable from MEC (note 13)	—	—	47,556	26,426	—	—
Deferred rent receivable	13,397	13,851	13,397	13,851	—	—
Future tax assets	50,868	44,379	9,947	9,134	40,921	35,245

	$2,918,947	$3,039,866	$1,602,522	$1,651,515	$1,370,668	$1,417,823

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 6)	$27,000	$27,500	$—	$—	$27,000	$27,500
Accounts payable and accrued liabilities	129,937	176,756	27,203	39,520	102,734	137,236
Income taxes payable	12,157	5,907	6,477	5,907	5,680	—
Long-term debt due within one year	23,110	18,076	294	313	22,816	17,763
Deferred revenue	24,418	29,434	—	—	24,418	29,434

	216,622	257,673	33,974	45,740	182,648	211,933

Long-term debt (notes 7, 15)	256,548	248,003	6,225	6,505	250,323	241,498
Senior unsecured debentures	215,331	219,228	215,331	219,228	—	—
Note obligations	212,188	211,062	—	—	212,188	211,062
Loan payable to MID (note 13)	—	—	—	—	47,556	26,426
Future tax liabilities	172,229	169,781	39,283	33,325	132,946	136,456
Minority interest	235,269	253,726	—	—	235,269	253,726

	1,308,187	1,359,473	294,813	304,798	1,060,930	1,081,101

Shareholders' equity:
Class A Subordinate Voting Shares (note 8)	1,557,016	1,554,779
Class B Shares (note 8)	17,893	17,893
Contributed surplus (note 9)	2,125	2,387
Deficit	(75,102)	(79,932)
Currency translation adjustment	108,828	185,266

	1,610,760	1,680,393	1,307,709	1,346,717	309,738	336,722

	$2,918,947	$3,039,866	$1,602,522	$1,651,515	$1,370,668	$1,417,823

Commitments and contingencies (note 14)
See accompanying notes

44    MI Developments Inc.      2005

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at June 30, 2005 and 2004 and for the three and six month periods ended June 30, 2005 and 2004 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2004, except as disclosed in note 2.

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003.

The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96% of the total votes attached to its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2005 and 2004 and the results of operations and cash flows for the three month and six month periods ended June 30, 2005 and 2004.

MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is typically earned in the first quarter of each year.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 12 to the unaudited interim consolidated financial statements. Related party transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in notes 13 and 15, are eliminated in the consolidated results of operations and financial position of the Company.

2.     ACCOUNTING CHANGE

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

MI Developments Inc.      2005    45

3.     WRITE-DOWN OF MEC'S LONG-LIVED AND INTANGIBLE ASSETS

(a)
MEC's long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As described in note 15(c), on July 6, 2005, MEC and Great Canadian Gaming Corporation ("GCGC") entered into an agreement in principle under which GCGC will acquire all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC, which owns and operates Flamboro Downs. The purchase price for the proposed transaction has established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets as at June 30, 2005. Based on this analysis, a non-cash impairment charge of $12.3 million before income taxes, or $10.0 million after income taxes, was required for Flamboro Downs' racing license in the three months ended June 30, 2005.

(b)
During the three months ended June 30, 2004, MEC commenced a major redevelopment of its Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park. As a result, the Company recognized a non-cash write-down in the three months ended June 30, 2004 of $26.3 million related to Gulfstream Park's long-lived assets and $0.4 million related to Laurel Park's long-lived assets in connection with these redevelopments.

4.     EARNINGS PER SHARE

Diluted earnings per share for the three month and six month periods ended June 30, 2005 and 2004 are computed as follows:

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Net income	$3,230	$3,684	$16,412	$21,205
Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,260	48,160	48,244	48,149
Stock options (thousands)	48	55	61	55

	48,308	48,215	48,305	48,204

Diluted earnings per Class A Subordinate Voting or Class B Shares	$0.07	$0.08	$0.34	$0.44

The computation of diluted earnings per share for the three month and six month periods ended June 30, 2004 excludes the effect of the potential exercise of 100,000 options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive.

46    MI Developments Inc.      2005

5.     REAL ESTATE PROPERTIES

Real estate properties consist of:

	June 30, 2005	December 31, 2004
Real Estate Business
Income-producing properties under operating leases
Land	$189,004	$198,940
Buildings, parking lots and roadways – cost	1,160,660	1,186,112
Buildings, parking lots and roadways – accumulated depreciation	(201,815)	(195,654)

	1,147,849	1,189,398

Development properties
Land and improvements	100,908	105,408
Properties under development	19,900	31,477

	120,808	136,885

Properties held for sale	25,353	31,417

	1,294,010	1,357,700

MEC
Revenue-producing racetrack properties
Land and improvements	217,320	219,028
Buildings – cost	442,771	426,947
Buildings – accumulated depreciation	(85,917)	(73,269)
Construction in progress	109,763	104,596

	683,937	677,302

Excess racetrack properties	96,611	98,332

Development properties
Land and improvements	49,560	49,400
Properties under development	2,533	1,222

	52,093	50,622

Revenue-producing non-racetrack properties
Land and improvements	35,792	37,543
Buildings – cost	51,934	56,957
Buildings – accumulated depreciation	(10,758)	(11,025)

	76,968	83,475

Properties held for sale	2,495	2,512

	912,104	912,243

Eliminations (note 13)	(1,440)	(101)

Consolidated	$2,204,674	$2,269,842

6.     BANK INDEBTEDNESS

MEC has a senior secured revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries that own and operate Golden Gate Fields and

MI Developments Inc.      2005    47

Santa Anita Park. At June 30, 2005, MEC had borrowings under the facility of $27.0 million (December 31, 2004 — $27.5 million) and had issued letters of credit totalling $22.5 million (December 31, 2004 — $21.9 million) under the credit facility, such that $0.5 million was unused and available.

During the six months ended June 30, 2005, the loans under the credit facility bore interest at either the U.S. base rate or the London Interbank Offered Rate ("LIBOR") plus a margin based on MEC's ratio of debt to earnings before interest, income taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at June 30, 2005 was 6.8% (December 31, 2004 — 6.0%).

On February 18, 2005, MEC amended its credit agreement including the financial covenants for this facility. At June 30, 2005, MEC was not in compliance with certain of the financial covenants contained in the amended credit agreement. A waiver was obtained from the lender for the financial covenants breach at June 30, 2005. Subsequent to June 30, 2005, MEC further amended this facility as described in note 15(b).

7.     LONG-TERM DEBT

On February 18, 2005, one of MEC's Canadian subsidiaries entered into a financing arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of $11.1 million (Cdn. $13.7 million) that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%.

On April 5, 2005, one of MEC's Canadian subsidiaries entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. MEC received proceeds of $16.9 million (Cdn. $20.5 million) that are repayable in six annual repayments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4%.

8.     SHARE CAPITAL

Changes in Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	30,000	910	—	—	30,000	910

Issued and outstanding, March 31, 2004, June 30, 2004, and September 30, 2004	47,612,083	1,553,811	548,238	17,893	48,160,321	1,571,704
Issued on exercise of stock options	30,000	968	—	—	30,000	968

Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	$1,557,016	548,238	$17,893	48,260,321	$1,574,909

48    MI Developments Inc.      2005

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

9.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three months ended June 30, 2005	Six months ended June 30, 2005
Contributed surplus, beginning of period	$2,037	$2,387
Stock-based compensation	88	176
Transfer to share capital on exercise of stock options	—	(438)

Contributed surplus, end of period	$2,125	$2,125

10.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.72 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in MID's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	490,000	33.16	575,000	31.85
Granted	—	—	100,000	39.26
Exercised	(70,000)	31.85	(30,000)	31.85

Stock options outstanding, March 31 and June 30	420,000	33.38	645,000	33.05

Stock options exercisable, June 30	146,000	32.73	225,000	32.54

  During the three months ended March 31, 2004, there were 100,000 MID stock options granted with a weighted average fair value of $7.57 per option. These 100,000 MID stock options were subsequently cancelled during the three months ended September 30, 2004.

MI Developments Inc.      2005    49

  The fair value of MID stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Risk-free interest rate	—	—	—	3.0%
Expected dividend yield	—	—	—	1.20%
Expected volatility of MID's Class A Subordinate Voting Stock	—	—	—	30.2%
Weighted average expected life (years)	—	—	—	4.0

  During the three month and six month periods ended June 30, 2005, the Real Estate Business recognized $0.1 million (2004 — $0.1 million) and $0.2 million (2004 — $1.8 million), respectively, of stock-based compensation expense.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

  In the three months ended June 30, 2005, MEC introduced an incentive compensation program (the "Program") for certain officers and key employees, which will award performance shares of MEC's Class A Subordinate Voting Stock as contemplated under the Program in 2005. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the Program was approved by the Compensation Committee of MEC's Board of Directors. These performance shares vest over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date is on or about March 31, 2006 and the second distribution date is on or about March 31, 2007. During the three and six months ended June 30, 2005, 210,122 (three and six months ended June 30, 2004 — nil) performance share awards were granted under the Program, with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share. At June 30, 2005, there were 36,317 performance share awards vested with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

50    MI Developments Inc.      2005

  Activity in MEC's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,500,500	6.18	4,841,500	6.14
Granted	490,000	6.40	150,000	6.33
Exercised	—	—	(175,000)	4.87
Forfeited	(145,000)	6.76	(144,000)	6.94

Stock options outstanding, March 31	4,845,500	6.19	4,672,500	6.16
Granted	155,000	6.70	—	—
Forfeited	(88,000)	7.32	—	—

Stock options outstanding, June 30	4,912,500	6.18	4,672,500	6.16

Stock options exercisable, June 30	4,114,430	6.12	3,901,311	6.11

  During the three months ended March 31, 2005, there were 490,000 (2004 — 150,000) MEC stock options granted with a weighted average fair value of $3.00 (2004 — $2.25) per option. During the three months ended June 30, 2005, there were 155,000 MEC stock options granted with a weighted average fair value of $2.58 per option.

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Risk-free interest rate	3.7%	—	3.9%	3.0%
Expected dividend yield	—	—	—	0.84%
Expected volatility of MEC's Class A Subordinate Voting Stock	54.2%	—	54.9%	57.8%
Weighted average expected life (years)	4.0	—	4.0	4.0

  During the three month and six month periods ended June 30, 2005, MEC recognized $0.4 million (2004 — $0.3 million) and $0.7 million (2004 — $0.5 million), respectively, of stock-based compensation expense.

MI Developments Inc.      2005    51

11.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Real Estate Business
Depreciation and amortization	$9,202	$8,518	$18,474	$16,872
Future income taxes	835	2,831	1,740	4,011
Interest income from MEC	(706)	—	(1,216)	—
(Gain) loss on disposal of real estate	(9,306)	—	(9,404)	132
Straight-line rent adjustment	193	(66)	308	(240)
Stock-based compensation expense	88	124	176	1,764
Other	68	—	137	119

	374	11,407	10,215	22,658

MEC
Gain on disposal of real estate	—	(7,029)	—	(9,626)
Depreciation and amortization	9,980	9,158	20,011	17,578
Future income taxes	(2,800)	(5,983)	(7,054)	(5,519)
Write-down of long-lived and intangible assets	12,290	26,685	12,290	26,685
Stock-based compensation expense	387	351	681	492
Minority interest	(11,240)	(5,826)	(13,228)	(1,300)
Dilution (gains) losses	—	—	(7)	143
Other	(1,860)	1,045	(1,879)	1,431

	6,757	18,401	10,814	29,884

Eliminations (notes 13, 15)	3,093	—	3,603	—

Consolidated	$10,224	$29,808	$24,632	$52,542

(b)
Changes in non-cash balances:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Real Estate Business
Accounts receivable	$823	$(26)	$2,420	$6,273
Prepaid expenses and other	235	313	(413)	543
Accounts payable and accrued liabilities	(9,274)	(1,594)	(3,084)	1,487
Income taxes payable	4,497	1,730	4,381	1,555

	(3,719)	423	3,304	9,858

MEC
Restricted cash	10,173	12,303	4,931	(4,935)
Accounts receivable	19,868	21,534	11,048	(6,543)
Prepaid expenses and other	3,177	3,368	(1,882)	(7,057)
Accounts payable and accrued liabilities	(24,015)	(21,178)	(23,807)	9,449
Deferred revenue	(7,277)	(17,167)	(4,899)	(8,720)
Income taxes receivable/payable	3,716	(12,892)	7,369	(3,244)

	5,642	(14,032)	(7,240)	(21,050)

Consolidated	$1,923	$(13,609)	$(3,936)	$(11,192)

52    MI Developments Inc.      2005

12.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating groups. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, two standardbred racetracks, and two racetracks that run both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, XpressBet®, a United States national Internet and telephone account wagering business, and MagnaBet™, a European account wagering service. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centers in the Unites States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, and three residential developments in various stages of development in Austria, the United States and Canada.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

13.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   Loan receivable from MEC

  On December 9, 2004, a subsidiary of MID entered into a loan agreement to provide project financing to a subsidiary of MEC of $115.0 million for the reconstruction of facilities at Gulfstream Park racetrack in Florida (the "Gulfstream Park project financing"). As at June 30, 2005, there was a balance of $47.6 million (December 31, 2004 — $26.4 million) due under the Gulfstream Park project facility including $1.3 million (December 31, 2004 — $0.1 million) of accrued interest. Subsequent to June 30, 2005, certain terms of the Gulfstream Park project financing were amended (see note 15).

MI Developments Inc.      2005    53

  Approximately $3.0 million of costs were incurred in 2004 by MEC in association with the project financing. At the MEC segment level, these costs were recognized as deferred financing costs and are being amortized into capitalized interest over the life of the project financing. At a consolidated level, such costs were charged to general and administrative expenses in 2004. All interest relating to the project financing, including any capitalization thereof by MEC, and any adjustments to the deferred financing costs are eliminated from the Company's consolidated results of operation and financial position.

(b)   MEC's sales to Mr. F. Stronach

  During the three months ended June 30, 2005, a wholly-owned subsidiary of MEC sold to Mr. F. Stronach, the Chairman of the Board of MEC and the Company, two housing lots and an apartment located in MEC's residential development in Oberwaltersdorf, Austria. The total sales price for these properties was $1.4 million, which was the market listed sales price, and a gain on sale of $0.9 million was recognized during the three months ended June 30, 2005.

14.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company (also see note 15(d)).

(b)
MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(c)
At June 30, 2005, the Company had $7.4 million (Real Estate Business — $3.0 million; MEC — $4.4 million) of letters of credit issued with various financial institutions to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

(d)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at June 30, 2005, these indemnities amounted to $4.4 million with expiration dates through June 30, 2006.

(e)
At June 30, 2005, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $78.8 million (Real Estate Business — $10.2 million; MEC — $68.6 million).

(f)
The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expired on April 30, 2005, however both parties continue to informally operate under its terms until a new arrangement can be finalized.

  The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club

54    MI Developments Inc.      2005

  and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

  Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

  Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

(g)
MEC is considering a redevelopment of the clubhouse/grandstand at The Meadows ("The Meadows Redevelopment"). In the event MEC obtains a slot machine license for The Meadows and this development were to proceed as currently contemplated, The Meadows Redevelopment would include the construction of a new clubhouse/grandstand with a facility to house slot machines. The aggregate carrying value at June 30, 2005 of the assets that would be demolished if The Meadows Redevelopment is completed is approximately $8.2 million. If MEC decides to proceed with The Meadows Redevelopment and obtains approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, MEC's goal would be to minimize any interference with The Meadows' operations, however, with a project of this magnitude, there will likely be a temporary disruption of The Meadows' operations and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings at The Meadows during that season.

(h)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. In April 2004, MEC signed a Pre-Development Management Agreement, which governed the activities of the parties and obligated the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance the project. The Pre-Development Management Agreement also contemplates a conceptual development and business plan for the project. Upon execution of the Pre-Development Management Agreement, Forest City paid $1.0 million to MEC in consideration for its right to work exclusively with MEC on this project and to secure the performance of its obligations under the Pre-Development Management Agreement. Forest City and MEC then collectively developed a business plan and Forest City provided an additional $1.0 million to MEC. These two deposits have been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In May 2005, the Pre-Development Management Agreement was effectively superseded by a Limited Liability Company Agreement, which is not effective until approved by MEC's Board of Directors, which is continuing to evaluate the business plan for this project. The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. A draft development plan for the project has been formulated and will continue to be amended and refined until mutually agreed to by both parties. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million of deposits received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to

MI Developments Inc.      2005    55

  contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed however, to June 30, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements including a ground lease, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

(i)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005. The time period to enter into Operating Agreements has been extended by mutual agreement of the parties to August 31, 2005. Up to June 30, 2005, MEC has expended $1.4 million of this initiative, of which $1.0 million was paid in the six months ending June 30, 2005. These amounts have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to June 30, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs, however to June 30, 2005, MEC has not made any such payments.

15.  SUBSEQUENT EVENTS

(a)
On July 22, 2005, in connection with the recapitalization plan announced on the same day by MEC (the "MEC Recapitalization Plan"), MID agreed to cause one of its wholly-owned subsidiaries (the "MID Lender") to enter into two loan agreements with MEC and amend an existing loan agreement (the "Financing Agreements").

        (i)    MEC Recapitalization Plan

    The MEC Recapitalization Plan is intended to recapitalize MEC's balance sheet over the next 12 months through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million, with proceeds realized from those asset sales being applied to reduce debt (including amounts owed under the bridge loan discussed below). MEC's proposed sale of the racetrack at Flamboro Downs (see note 15(c)) is the first of such asset dispositions. The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of such an equity offering would be used by MEC to further reduce debt and for MEC's general corporate purposes.

        (ii)   Bridge Loan

    Under the Financing Agreements, the MID Lender is providing MEC with a 13-month bridge loan of up to $100.0 million. $50.0 million of the bridge loan has been made available upon closing of the Financing Agreements for drawdown by MEC, and the remaining $50.0 million can become available in equal tranches of $25.0 million on October 17, 2005 and January 16, 2006, subject to the satisfaction of certain conditions including, among other things, MEC establishing to the MID Lender's satisfaction that MEC has achieved certain milestones under the MEC Recapitalization Plan. On July 27, 2005, $30.0 million was advanced to MEC under the bridge loan. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan.

    The bridge loan has a term expiring August 31, 2006 and bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9%. The MID Lender received an arrangement fee of $1.0 million at closing and will receive an additional $0.5 million on each date (if any) on which the applicable conditions are satisfied and any or all of the second or third tranche becomes

56    MI Developments Inc.      2005

    available to MEC. In addition, MEC will pay an annual commitment fee equal to 1% of the undrawn facility. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC's existing lenders.

    The bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream project financing facility), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). In addition, MEC has pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provide negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries. The guarantee of the bridge loan by the MEC subsidiaries operating The Meadows is subject to regulatory approval. The security over The Meadows may be subordinated to new third party financings of up to $200.0 million for the construction of a racing and alternative gaming facility at The Meadows.

        (iii)   Project Financing

    Under the Financing Agreements, the existing project financing facilities provided to subsidiaries of MEC for construction at MEC's racetracks at Gulfstream Park in Florida (see note 13) and The Meadows in Pennsylvania have been amended by, among other things, (i) terminating the facility (which was undrawn) for construction of a racing and alternative gaming facility at The Meadows in the principal amount of $77.0 million (plus costs and capitalized interest) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the alternative gaming facility being built at Remington Park racetrack in Oklahoma (the "Remington Park project financing"); and (ii) accelerating the time when principal and interest payments on amounts advanced under the project financings will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements). The Remington park project financing facility is subject to regulatory and other approvals. The closing of the Remington Park project financing will be held in escrow pending receipt of these approvals.

    The $34.2 million Remington Park project financing will be made available by the MID Lender to the wholly-owned subsidiary of MEC that operates Remington Park to finance the build-out of an alternative gaming facility. Advances under the facility will be made available by way of progress draw advances to fund the capital expenditures relating to the development, design and construction of the alternative gaming facility at Remington (including the purchase and installation of gaming devices).

    The Remington Park project financing has a term of 10 years from the completion date of the alternative gaming facility at Remington Park, which is anticipated to occur by November 2005. Prior to the completion date, amounts outstanding under the Remington Park project financing will bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the Remington Park project financing will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest will be deferred. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on such date. Following the completion of the alternative gaming facility, certain cash from the operations of the borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing.

MI Developments Inc.      2005    57

    The Remington Park and Gulfstream Park project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing facility will be secured by all assets of the borrower, excluding licences and permits and will be guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility and (until the alternative gaming facility is completed) by MEC. The security package includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the amended Gulfstream Park project financing, as discussed below). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

    The Gulfstream Park project financing facility is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licenses and permits (which cannot be subject to security under applicable legislation). The guarantee of the Gulfstream Park project financing by the MEC subsidiary that operates Remington Park is subject to regulatory and other approvals. If these approvals are not obtained, MEC will provide a limited recourse guarantee of the Gulfstream Park and the Remington Park project financings.

  Approximately $2.6 million of costs were incurred in the second quarter of 2005 in association with the Financing Agreements. At the segment level, these costs have been included in other assets at June 30, 2005. At a consolidated level, such costs were charged to general and administrative expenses in the second quarter of 2005.

(b)
As required under the closing conditions of the bridge loan, effective July 27, 2005, MEC amended and extended its senior secured revolving bank credit facility in the amount of $50.0 million (the "MEC Credit Facility"). The term of the MEC Credit Facility has been extended to July 31, 2006. The existing financial covenants were replaced with to include an earnings before interest, taxes, deprecation and amortization ("EBITDA") maintenance test relating to Santa Anita Park and Golden Gate Fields. The bridge loan contains identical financial covenants. As well, mandatory repayment provisions have been added to the MEC Credit Facility and interest rates have been changed such that borrowings are now available by way of U.S. base rate loans plus 3.0% or LIBOR loans plus 4.0%, in each case per annum.

(c)
On July 6, 2005, MEC and GCGC entered into an agreement in principle under which GCGC has agreed to acquire all of the outstanding shares of ORI, a wholly-owned subsidiary of MEC. ORI owns and operates Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. The proposed transaction is subject to required regulatory approvals, the completion of customary due diligence and the negotiation of a definitive purchase and sale agreement. The agreement in principle terminates on August 31, 2005. Under the terms of the agreement, GCGC will pay aggregate consideration of approximately $64.0 million (comprised of Cdn. $50.0 million and $23.6 million) payable in cash and assumption of ORI's existing debt. GCGC has deposited $3.0 million in trust that will be payable to MEC if the proposed transaction is not completed prior to August 31, 2005, subject to obtaining required regulatory approvals pursuant to a definitive purchase agreement. MEC has also granted GCGC an exclusivity period with respect to the sale of Flamboro Downs, which period will expire on August 31, 2005.

(d)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and will vigorously defend against it.

(e)
On August 4, 2005, a subsidiary of MEC agreed in principle with MID to extend the option to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to November 15, 2005.

58    MI Developments Inc.      2005

Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
The Honourable M. Douglas Young, P.C.
Lead Director; Chairman,
Summa Strategies Canada Inc.
Barry B. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
Neil G. Davis
Partner, Davis Webb Schulze & Moon LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
John D. Simonetti
Chief Executive Officer
Judson D. Whiteside
Senior Partner, Chairman and Chief Executive Officer,
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Doug R. Tatters
Executive Vice-President
and Chief Financial Officer
Robert S. Mintzberg
Controller

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars
Canada Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	United States Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Exchange Listings
Class A Subordinate Voting Shares	– Toronto Stock Exchange	(MIM.SV.A)
	– New York Stock Exchange	(MIM)
Class B Shares	– Toronto Stock Exchange	(MIM.MV.B)

Investor Relations Queries
Doug R. Tatters, Executive Vice-President and Chief Financial Officer (905) 726-7507

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

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Corporate Information